Filed pursuant to Rule 424(b)(3) and (b)(7)

File No. 333-140120

Prospectus

$122,500,000

Credence Systems Corporation

3.50% Convertible Senior Subordinated Notes due 2010

22,296,486 Shares of Common Stock

This prospectus relates to $122,500,000 aggregate principal amount of our 3.50% convertible senior subordinated notes due 2010 (the “notes”) and 22,296,486 shares of our common stock, par value $0.001 per share (the “common stock”), which are issuable upon conversion of the notes. We issued the notes to certain holders of our 1.50% convertible notes due 2008 (the “outstanding notes”) in a private placement in December 2006, where such holders exchanged $72.5 million aggregate principal amount of outstanding notes for an equivalent principal amount of the notes and purchased an additional $50 million aggregate principal amount of the notes. We sold the notes to holders of outstanding notes who are “accredited investors” under Rule 506 of Regulation D pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States in accordance with Regulation S under the Securities Act. This prospectus will be used by the selling securityholders to resell their notes and the common stock issuable upon conversion of their notes.

Interest on the notes is payable on May 15 and November 15 of each year, beginning on May 15, 2007. The notes are convertible by holders into shares of our common stock at an initial conversion price of $8.25 per share (subject to adjustment in certain events) upon the occurrence of certain events specified in the indenture. The notes contain provisions known as a net share settlement, which require that, upon conversion of the notes, we will pay holders in cash for up to the principal amount of the converted notes. Any amounts in excess of this cash amount will be settled in shares of our common stock, or, at our option, in cash.

The notes will mature on May 15, 2010.

The notes are our unsecured obligations and are subordinated in right of payment to all of our senior debt. Under certain circumstances, holders of the notes will have the right to require us to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of the notes at a repurchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest and liquidated damages, if any, up to but excluding the repurchase date.

We are filing the registration statement of which this prospectus is a part pursuant to contractual obligations. We will not receive any proceeds from the sale of the notes and the shares of common stock issuable upon conversion of the notes by the selling securityholders but we have agreed to pay certain registration expenses.

Our common stock is quoted on the Nasdaq Global Select Market under the symbol “CMOS”. The last reported price of our common stock on January 18, 2007 was $4.60 per share.

Investing in the notes and the shares of common stock issuable upon conversion of the notes involves substantial risks. See “ Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 5, 2007.

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or the SEC. By using a shelf registration statement, the selling securityholders may sell, from time to time, the 3.5% convertible senior subordinated notes due 2010, which we refer to as the notes, as well as the shares of common stock issuable upon conversion of the notes.

This prospectus provides you with a general description of the securities the selling securityholders may offer. Each time any selling securityholders sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any applicable prospectus supplement, you should rely on the information in the applicable prospectus supplement. You should read both this prospectus and any applicable prospectus supplement, together with additional information described under the heading “Where You Can Find More Information.”

Neither we nor the selling securityholders have authorized any person to give any information or to make any representation not contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus is not an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which it relates and this prospectus is not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. You should not assume that the information contained in this prospectus is correct on any date after the date of this prospectus, even though this prospectus is delivered or shares are sold pursuant to this prospectus on a later date.

FORWARD LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements that we have made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about the semiconductor capital equipment industry, and our beliefs and assumptions. We intend words such as “anticipate,” expect,” “intend,” “plan,” “believe,” “estimate” and similar expressions to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. These factors could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. We describe these risks and uncertainties under “Risk Factors” beginning on page 6 and elsewhere in this document and the documents incorporated by reference herein. We caution you not to place undue reliance on these forward-looking statements, which reflect our management’s view only as of the date on which the forward-looking statement was made.

We are not obligated to update these forward-looking statements or publicly release the result of any revisions to them to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

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WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s web site at http://www.sec.gov. We have filed a registration statement of which this prospectus is a part and related exhibits with the SEC under the Securities Act of 1933, as amended (the “Securities Act”). The registration statement contains additional information about us. You may also read and copy any document we file with the SEC at its public reference facilities:

Public Reference Room

450 Fifth Street, N.W.

Room 1024

Washington, D.C. 20549

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities and copying charges. These reports, proxy and information statements and other information may also be inspected at the offices of Nasdaq Operations, National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

We have filed a registration statement on Form S-3 with the SEC under the Securities Act with respect to the notes and the common stock issuable upon conversion of the notes offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules. For further information, please refer to the registration statement and its exhibits and schedules.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We incorporate by reference in this prospectus the following documents filed by us with the SEC:

•	our annual report on Form 10-K for the fiscal year ended October 31, 2006;

•	our current reports on Form 8-K dated November 13, 2006, December 7, 2006 (as to Items 5.02 and 9.01 only), December 8, 2006, December 15, 2006, December 21, 2006 and February 2, 2007 and on Form 8-K/A dated December 8, 2006; and

•	the description of our common stock contained in our registration statement on Form 8-A dated September 10, 1993, as amended on October 21, 1993, and any other amendment or report filed for the purpose of updating such description.

We also incorporate by reference all documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus and prior to the termination of this prospectus. Any statement made in a document incorporated or deemed incorporated in this prospectus by reference is deemed to be modified or superseded for purposes of this prospectus if a statement contained in this prospectus or in any other subsequently filed document, which also is incorporated or deemed incorporated in this prospectus by reference, modifies or supersedes that statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Statements made in this prospectus or in any document incorporated by reference in this prospectus as to the contents of any contract or other document referred to in this prospectus or in such document incorporated herein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the documents incorporated herein; each such statement being qualified in all material respects by such reference. We will provide a copy of these filings and any exhibits specifically incorporated in these filings and a copy of the indenture and registration rights agreement referred to in this prospectus at no cost by request directed to us at the following address and telephone number: Credence Systems Corporation, 1421 California Circle, Milpitas, California 95035, Attention: Investor Relations, or by telephone to Investor Relations at (408) 635-4300.

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SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This is not intended to be a complete description of the matters covered in this prospectus and is subject to and qualified in its entirety by reference to the more detailed information and financial statements (including the notes thereto) included or incorporated by reference in this prospectus. When we refer to “we,” “us,” “our,” or “the Company,” we mean Credence Systems Corporation and its subsidiaries, unless the context indicates otherwise. Unless otherwise indicated, references to “2006” mean our fiscal year ending October 31, 2006, references to “2005” mean our fiscal year ended October 31, 2005, and references to “2004” mean our fiscal year ended October 31, 2004.

Credence Systems Corporation

We design, manufacture, sell and service engineering validation test equipment, diagnostics and failure analysis products and automatic test equipment, or “ATE,” used for testing semiconductor integrated circuits, or “ICs.” We utilize our proprietary technologies to design products that enable the flexibility needed by our customers to meet their challenging time to market needs, at a lower total cost of ownership and improved yield learning cycles. Our products help bridge the communication gap between design teams, the foundries used to manufacture their products, and the test and diagnostics groups involved in characterization and debug for their products. This improves their ability to bring products from concept to yield in today’s challenging “nano-chip” environment. By applying leading-edge technology to create flexibility and lower the overall cost-of-test, we are committed to delivering innovative technology at a competitive cost and performance advantages to integrated device manufacturers or IDMs, wafer foundries, outsource assembly and test suppliers or OSATs and fabless chip companies worldwide.

We were incorporated in California in 1982 and reincorporated in Delaware in October 1993. Our principal executive offices are located at 1421 California Circle, Milpitas, California 95035. Our telephone number is (408) 635-4300.

The Offering

Issuer	Credence Systems Corporation, a Delaware corporation

Securities Offered	$122,500,000 aggregate principal amount of 3.50% convertible senior subordinated notes due 2010.

Maturity	May 15, 2010.

Interest	The notes will bear interest at an annual rate of 3.50%.

Interest Payment Dates	May 15 and November 15 of each year, beginning on May 15, 2007.

Conversion Rights

The notes are convertible into the consideration described below opposite the caption “Payment Upon Conversion” at a conversion price of $8.25, subject to adjustment, prior to the close of business on the business day immediately preceding the final maturity date only under the following circumstances:

•        during any calendar quarter beginning after December 31, 2006, and only during such calendar quarter, if the closing price of our common stock exceeds 150% of the conversion price for at least 20 trading days in the 30 consecutive trading day period ending on the last trading day of the preceding calendar quarter; or

•        during the five business days after any five consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of notes for each day of such measurement period was less than 98% of the product of the volume weighted average price of our common stock and the applicable conversion rate; or

•        if we distribute to all holders of common stock rights or warrants entitling them to purchase, for a period expiring within 45 days of the date of issuance, common stock at less than the closing price of the common stock on the day of issuance; or

•        if we distribute to all holders of common stock, assets, debt securities or rights to purchase our securities, which distribution has a per share value exceeding 7.5% of the volume weighted average price of the common stock on the business day preceding the declaration date for such distribution; or

•        if a designated event (a change of control or a termination of trading as defined in this prospectus) occurs or is anticipated to occur or an event occurs or is anticipated to occur that would have been a change of control but is deemed not to be a change of control because at least 95% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the change of control consists of shares of common stock that are, or upon issuance will be, traded on the New York Stock Exchange or listed on the Nasdaq Global Select Market; or

•        at any time after we deliver a conversion termination notice to the holders; or

•        at any time during the period beginning 60 days prior to, but excluding, any scheduled payment date for a designated event or the maturity date.

If the notes are converted in connection with certain designated events, as described below opposite the caption “Make Whole Premium Upon a Designated Event,” we will also pay a make whole premium and accrued and unpaid interest, including additional amounts, if any.

Our ability to pay the principal return in cash in the future will be subject to the limitations imposed by any limitations we may have in any credit agreements or indebtedness that we may incur in the future.

We may, at our option under certain circumstances as further described on page 28 of this prospectus, terminate the right of the holders to convert their notes into common stock if the closing price of our common stock has exceeded 150% of the conversion price for at least 20 trading days within a period of any 30 consecutive trading days.

Payment Upon Conversion

Upon conversion, we will deliver to holders in respect of each $1,000 principal amount of notes being converted:

•        cash in an amount equal to the lesser of (1) $1,000 and (2) the conversion value of the notes to be converted; and,

•        if the conversion value is greater than $1,000, a number of shares of our common stock equal to the sum of the daily share amounts for each of the 20 trading days during the conversion reference period.

In no event shall the aggregate number of shares per $1,000 principal amount of notes exceed 182.01213.

W may specify a percentage of the daily share amount that will be settled in cash.

We will deliver the settlement amount to converting holders on the third business day immediately following the last day of the conversion reference period.

Make Whole Premium Upon a Designated Event	If you elect to convert your notes upon the occurrence of a designated event or the anticipation that a designated event will occur, or the occurrence of an event or the anticipation of the occurrence of an event that would have been a change of control but is deemed not to be a change of control because at least 95% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the change of control consists of shares of common stock that are, or upon issuance will be, traded on the New York Stock Exchange or listed on the Nasdaq Global Select Market, in certain circumstances, the conversion rate will be increased by an additional number of shares of common stock. The amount of such increase, otherwise referred to as the “make whole premium,” if any, will be based on the stock price and the effective date for such designated event. A description of how the make whole premium will be determined and a table showing the make whole premium that would apply at various stock prices and designated event effective dates is set forth on page 27 of this prospectus. No make whole premium will be paid if the relevant stock price is less than $5.27 per share or greater than $20.00 per share (subject to adjustment).

Repurchase at the Option of Holders	Upon the occurrence of a designated event (a change of control or a termination of trading as defined in this prospectus), holders of the notes will have the right, subject to certain restrictions and conditions, to require us to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of their notes at a repurchase price equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest and liquidated damages, if any, up to but excluding the repurchase date. See “Description of Notes—Repurchase at Option of Holders Upon a Designated Event” and “Risk Factors—Risks Related to Ownership of the Notes—Our ability to repurchase notes if a designated event occurs or to pay the notes at maturity is limited.”

Subordination

The notes will be our general unsecured obligation and will be subordinated in right of payment to all of our existing and future senior debt, which includes our debt facilities and commercial paper facilities providing for revolving credit loans, term loans, receivables financing or letters of credit not exceeding an aggregate committed availability of $30,000,000 so long as such facility is secured by our assets.

The indenture will not limit the amount of additional indebtedness that we can create, incur, assume or guarantee, nor will the indenture limit the amount of indebtedness and other liabilities that any subsidiary can create, incur, assume or guarantee. See “Description of Notes—Subordination” and “Risk Factors—Risks Related to Ownership of the Notes—The notes are subordinated to certain senior debt and all the obligations of our subsidiaries.”

Registration Rights	We have filed with the SEC under the Securities Act a registration statement, of which this prospectus is a part, related to resales of the notes and the common stock issuable upon conversion of the notes. If, in certain circumstances, the use of such registration statement is suspended, we will be required to pay liquidated damages to holders of the notes and holders of the common stock issued upon conversion of the notes. See “Description of Notes—Registration Rights.”

Use of Proceeds	We will not receive any proceeds from the sale of the notes and the shares of common stock issuable upon conversion of the notes by the selling securityholders but we have agreed to pay certain registration expenses. See “Use of Proceeds.”

Form	The notes have been issued in book-entry form and are represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of a nominee of DTC. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances. See “Description of Notes - Book-Entry; Delivery and Form; Global notes.”

Trading	The notes issued in the initial private placement are eligible for trading in the Portal Market. Notes sold using this prospectus, however, will no longer be eligible for trading in the Portal Market. We do not intend to list the notes on any other national securities exchange or automated quotation system. Our common stock is quoted on the Nasdaq Global Select Market under the symbol “CMOS.”

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows the ratio of earnings to fixed charges for the fiscal year ended October 31, 2006 and each of the four most recent fiscal years.

		Year ended October 31,
	2006 Pro Forma	2006	2005	2004	2003	2002
Ratio of net earnings (loss) before fixed charges to fixed charges	(54.35)	(128.57)	(21.09)	(12.25)	(35.53)	(102.37)

The pro forma includes interest expense and amortization of loan origination fees as if the new 3.50% convertible notes were issued on November 1, 2005.

The ratio of earnings to fixed charges is computed by dividing fixed charges into net earnings (loss) before income tax provision (benefit), minority interest (benefit) and cumulative effect of change in accounting principle plus fixed charges. Fixed charges consist of interest expense and that portion of rent expense deemed to represent interest. The deficiency of net earnings to cover fixed charges for the fiscal year ended October 31, 2006, 2005, 2004, 2003 and 2002 were ($475,701), ($108,543), ($60,415), ($112,059) and ($163,632), respectively. The pro forma deficiency of net earnings to cover fixed charges for the fiscal year ended October 31, 2006 was ($480,715).

R ISK FACTORS

An investment in the notes and the shares of common stock issuable upon conversion of the notes involves a number of risks. You should consider carefully the following information about these risks, together with the other information included and incorporated by reference in this prospectus before buying the notes or the shares of common stock issuable upon conversion of the notes.

Risks Related to Our Business

Our operating results have fluctuated significantly which has adversely affected and may continue to adversely affect our stock price.

A variety of factors could affect our results of operations. The above graph illustrates that our quarterly net sales and operating results have fluctuated significantly. We believe they will continue to fluctuate for several reasons, including:

•	worldwide economic conditions in the semiconductor industry in general and capital equipment industry specifically;

•	loss of certain key customers who account for large portions of our revenue;

•	patterns of capital spending by our customers, including delays, cancellations or reschedulings of customer orders due to customer financial difficulties or otherwise;

•	market acceptance of our new products and enhanced versions of existing products;

•	changes in overhead absorption levels due to changes in the number of systems manufactured, the timing and shipment of orders, availability of components including custom integrated circuits, or ICs, subassemblies and services, customization and reconfiguration of our systems and product reliability;

•	our manufacturing capacity and ability to volume produce systems, including our newest systems, and to meet customer requirements;

•	manufacturing inefficiencies associated with the start-up of our new products, changes in our pricing or payment terms and cycles, and those of our competitors, customers and suppliers;

•	our ability to attract and retain qualified employees in a competitive market;

•	timing of new product announcements and new product releases by us or our competitors;

•	write-offs of excess and obsolete inventories and accounts receivable that are not collectible;

•	labor and materials supply constraints;

•	expenses associated with acquisitions and alliances, including expenses charged for any impaired acquired intangible assets;

•	operating expense reductions associated with cyclical industry downturns, including costs relating to facilities consolidations and related expenses;

•	the proportion of our direct sales and sales through third parties, including distributors and OEMs, the mix of products sold, the length of manufacturing and sales cycles, and product discounts; and

•	natural disasters, political and economic instability, currency fluctuations, regulatory changes and outbreaks of hostilities, especially in Asia.

We intend to introduce new products and product enhancements in the future, the timing and success of which will affect our business, financial condition and results of operations. Our gross margins on systems sales have varied significantly and will continue to vary significantly based on a variety of factors including:

•	long-term pricing decreases by us and our competitors and pricing by our suppliers;

•	manufacturing volumes;

•	manufacturing inefficiencies;

•	hardware product sales mix;

•	absorption levels and the rate of capacity utilization;

•	inventory write-downs;

•	new product introductions;

•	product reliability;

•	customization and reconfiguration of systems;

•	the possible sale of inventory previously written-down;

•	international and domestic sales mix and field service margins; and

•	ceasing investment in underperforming or redundant product lines.

New and enhanced products typically have lower gross margins in their early stages of commercial introduction and production, and we may build substantial finished goods inventories of such new products. If delays in or cancellations of orders for those products occur, it may require a future inventory write-down, which would negatively affect our future financial performance. Although we have recorded and continue to record inventory write-downs, product warranty costs, and deferred revenue, we cannot be certain that our estimates will be adequate.

We cannot forecast with any certainty the impact of these and other factors on our sales and operating results in any future period. Results of operations in any period, therefore, should not be considered indicative of the results to be expected for any future period. Because of this difficulty in predicting future performance, our operating results may fall below the expectations of securities analysts or investors in some future quarter or quarters. Our failure in the past to meet these expectations has adversely affected the market price of our common stock and may continue to do so. In addition, our need for continued significant expenditures for research and development, marketing and other expenses for new products, capital equipment purchases and worldwide training and customer service and support will impact our sales and operations results in the future. Other significant expenditures may make it difficult for us to reduce our significant fixed expenses in a particular period if we do not meet our net sales goals for that period. Many of our expenses are fixed and will be difficult to reduce in a particular period if our net sales goal for that period is not met. As a result, we cannot be certain that we will be profitable in the future.

Some of our net sales are generated from a small number of key customers and the loss of a key customer or material reductions in capital spending by a key customer could substantially reduce our revenues and be perceived as a loss of momentum in our business.

Over time, we have expanded our base of customers; however, a large portion of our net sales are generated from a small number of key customers. In particular, two customers, Advanced Micro Devices, Inc. and Intel Corporation accounted for 23% and 15% of our net sales for fiscal year 2006, respectively. For fiscal year 2005, Intel Corporation and Advanced Micro Devices, Inc. accounted for 25% and 14% of our net sales, respectively. For fiscal year 2004, STMicroelectronics N.V. accounted for 15% of our net sales. Our top ten customers accounted for

65%, 66% and 55% of our net sales for fiscal years 2006, 2005 and 2004, respectively. We expect that our top ten customers in the aggregate will continue to account for a large portion of our net sales for the foreseeable future, and the loss of one or more of these customers or collaborative partners or material reductions in capital spending by one or more of these customers or collaborative partners would harm our business and operating results. The loss of a significant customer could also be perceived as a loss of momentum in our business and an adverse impact on our financial results, and this may cause the market price of our common stock to fall.

Increased reliance on outsourced manufacturing and logistics may affect our business.

We are increasingly outsourcing manufacturing and logistics activities to third-party service providers, which decreases our control over the performance of these functions.

We have already outsourced certain manufacturing and spare parts logistics functions to third-party service providers, and we may outsource more of those functions in the future. While we expect to achieve operational flexibility and cost savings as a result of this outsourcing, outsourcing has a number of risks and reduces our control over the performance of the outsourced functions. Significant performance problems by these third-party service providers could result in cost overruns, delayed deliveries, shortages, quality issues or other problems that could result in significant customer dissatisfaction and could materially and adversely affect our business, financial condition and results of operations.

If for any reason one or more of these third-party service providers becomes unable or unwilling to continue to provide services of acceptable quality, at acceptable costs and in a timely manner, our ability to deliver our products or spare parts to our customers could be severely impaired. We would quickly need to identify and qualify substitute service providers or increase our internal capacity, which could be expensive, time-consuming and difficult, and could result in unforeseen operations problems. Substitute service providers might not be available or, if available, might be unwilling or unable to offer services on acceptable terms.

Compliance with current and future environmental regulations may be costly which could impact our future earnings.

We may be subject to environmental and other regulations due to our production and marketing of products in certain states and countries. We also face increasing complexity in our product design and procurement operations as we adjust to new and upcoming requirements relating to the materials composition of our products, including the restrictions on lead and certain other substances in electronics that apply to specified electronics products put on the market in the European Union as of July 1, 2006 (Restriction of Hazardous Substances in Electrical and Electronic Equipment Directive (EU RoHS)). The European Union has also finalized the Waste Electrical and Electronic Equipment Directive (WEEE), which makes producers of electrical goods financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. The deadline for enacting and implementing this directive by individual European Union governments was August 13, 2004 (WEEE Legislation), although extensions were granted in some countries. Producers became financially responsible under the WEEE Legislation beginning in August 2005. Other countries, such as the United States, China and Japan, have enacted or may enact laws or regulations similar to the EU RoHS or WEEE Legislation. These and other environmental regulations may require us to reengineer certain of our existing products and develop new strategies for the design of new products to utilize components which are more environmentally compatible. Such reengineering and component substitution may result in delays in product design and manufacture and could cause us to incur additional costs. Although we currently do not anticipate any material adverse effects based on the nature of our operations and the effect of such laws, there is no assurance that such existing laws or future laws will not have a material adverse effect on our business.

The semiconductor industry is cyclical.

The semiconductor equipment industry is highly cyclical. Our business and results of operations depend largely upon the capital expenditures of manufacturers of semiconductors and companies that specialize in contract packaging and/or testing of semiconductors. This includes manufacturers and contractors that are opening new or expanding existing fabrication facilities or upgrading existing equipment, which in turn depends upon the current and anticipated market demand for semiconductors and products incorporating semiconductors. The timing, length and severity of the up-and-down cycles in the semiconductor equipment industry are difficult to predict. This cyclical nature of the industry in which we operate affects our ability to accurately predict future revenue and, thus, future expense levels. When cyclical fluctuations result in lower than expected revenue levels, operating results may be adversely affected and cost reduction measures may be necessary in order for us to remain competitive and financially sound. During a down cycle, we must be in a position to adjust our cost and expense structure to prevailing market conditions and to continue to motivate and retain our key employees. In addition, during periods of rapid growth, we must be able to increase manufacturing capacity and personnel to meet customer demand. We can provide no assurance that these objectives can be met in a timely manner in response to industry cycles. If we fail to respond to industry cycles, our business could be seriously harmed.

As a result of the cyclical nature of the semiconductor industry, we have experienced shipment delays, delays in commitments and restructured purchase orders by customers and we expect this activity to continue. Accordingly, we cannot be certain that we will be able to achieve or maintain our current or prior level of sales or rate of growth. We anticipate that a significant portion of new orders may depend upon demand from semiconductor device manufacturers building or expanding fabrication facilities and new device testing requirements that are not addressable by currently installed test equipment, and there can be no assurance that such demand will develop to a significant degree, or at all. In addition, our business, financial condition or results of operations may continue to be materially adversely affected by any factor materially adversely affecting the semiconductor industry in general or particular segments within the semiconductor industry.

Implementation or changes to our enterprise resource planning system and other related systems may affect our business.

We may experience difficulties in implementing, making changes or enhancements to our enterprise resource planning, or ERP system, and other related systems that could disrupt our ability to timely and accurately process and report key components of the results of our consolidated operations, our financial position and cash flows. Any disruptions or difficulties that may occur in connection with implementing, making changes or enhancements to our ERP system or any future systems could also adversely affect our ability to complete the evaluation of our internal controls and attestation activities pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. System failure or malfunctioning may result in disruption of operations and the inability to process transactions and could adversely affect our financial results.

Changes to financial accounting standards may affect our reported results of operations.

A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing standards or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

For example, since our inception, we have used stock options and other long-term equity incentives as a fundamental component of our employee compensation packages. We believe that stock options and other long-term equity incentives directly motivate our employees to maximize long-term stockholder value and, through the use of vesting, encourage employees to remain with Credence. The FASB issued changes to U. S. GAAP that requires us to record a charge to earnings for new and unvested employee stock option grants beginning on November 1, 2005. This regulation has made it more expensive to grant stock options to employees and has negatively impacted our reported earnings by $3.3 million for the fiscal year 2006.

We have a limited backlog and obtain most of our net sales from products that typically range in price from $100,000 to $5.0 million and generally ship products generating most of our net sales near the end of each quarter, which can result in fluctuations of quarterly results.

We obtain most of our net sales from the sale of a relatively few number of systems that typically range in selling price from $100,000 to $5.0 million. This has resulted and could continue to result in our net sales and operating results for a particular period being significantly impacted by the timing of recognition of revenue from a single transaction. Our net sales and operating results for a particular period could also be materially adversely affected if an anticipated order from just one customer is not received in time to permit shipment during that period. Backlog at the beginning of a quarter typically does not include all orders necessary to achieve our sales objectives for that quarter. Orders in backlog are subject to cancellation, delay, deferral or rescheduling by customers with limited or no penalties. Throughout recent fiscal years, we have experienced customer-requested shipment delays and order cancellations, and we believe it is probable that orders will be canceled and delayed in the future. Consequently, our quarterly net sales and operating results have in the past, and will in the future, depend upon our obtaining orders for systems to be shipped in the same quarter in which the order is received.

In the past, some of our customers have placed orders with us for more systems than they ultimately required. We believe that in the future some of our customers may, from time to time, place orders with us for more systems than they will ultimately require, or they will order a more rapid delivery than they will ultimately require. For this reason, our backlog may include customer orders in excess of those that will actually be delivered.

Furthermore, we generally ship products generating most of our net sales near the end of each quarter. Accordingly, our failure to receive an anticipated order or a delay or rescheduling in a shipment near the end of a particular period or a delay in receiving customer acceptance from a customer may cause net sales in a particular period to fall significantly below expectations, which could have a material adverse effect on our business, financial condition or results of operations. The relatively long manufacturing cycle of many of our testers has caused and could continue to cause future shipments of testers to be delayed from one quarter to the next. Furthermore, as our competitors announce new products and technologies, and as we complete acquisitions of similar technologies, customers may defer or cancel purchases of our existing systems. We cannot forecast the impact of these and other factors on our sales and operating results.

We may continue to experience delays in development, introduction, production in volume, and recognition of revenue from sales of our products.

We have in the past experienced significant delays in the development, introduction, volume production and sales of our new systems and related feature enhancements. These delays related to our inability to successfully complete product hardware engineering within the time frame originally anticipated, including design errors and redesigns of ICs. As a result, some customers have experienced significant delays in receiving and using our testers in production. Delays in introducing a product or delays in our ability to obtain customer acceptance, if they occur in the future, will delay the recognition of revenue and gross profit by us. We cannot be certain that these or additional difficulties will not continue to arise or that delays will not continue to materially adversely affect customer relationships and future sales. Moreover, we cannot be certain that we will not encounter these or other difficulties that could delay future introductions or volume production or sales of our systems or enhancements. In the past, we have incurred and we may continue to incur substantial unanticipated costs to increase feature sets in our systems. If our systems experience reliability, quality or other problems, or the market perceives our products to be feature deficient, we may continue to suffer reduced orders, higher manufacturing costs, delay in collecting accounts receivable and higher service, support and warranty expenses, and/or inventory write-offs, among other effects. Our failure to have a competitive test system available when required by a customer could make it substantially more difficult for us to sell testers to that customer for a number of years. We believe that the continued acceptance, volume production, timely delivery and customer satisfaction of our newer digital and mixed signal testers are of critical importance to our future financial results. As a result, our inability to correct any technical, reliability, parts shortages or other difficulties associated with our systems or to manufacture and ship the systems on a timely basis to meet customer requirements could damage our relationships with current and prospective customers and would continue to materially adversely affect our business, financial condition and results of operations. In addition, the consolidation of our manufacturing operations in a single site exposes us to the increased risk of manufacturing delays or disruption in the event of natural disasters or other calamities at the site. Any delays or disruptions could materially adversely affect our business, financial condition and results of operations.

Competition in the ATE market requires rapid technological enhancements and new products and services.

Our ability to compete in the Automatic Test Equipment, or ATE, market depends upon our ability to successfully develop and introduce new products and enhancements with enhanced features on a timely and cost-effective basis, including products under development internally as well as products obtained in acquisitions. Our customers require test systems with additional features, higher performance and other capabilities. Therefore, it is necessary for us to develop new systems and/or enhance the performance and other capabilities of our existing systems to adequately address these requirements. Any success we may have in developing new and enhanced systems and new features to our existing systems will depend upon a variety of factors, including:

•	product selection;

•	timely and efficient completion of product design;

•	implementation of manufacturing and assembly processes;

•	product performance;

•	reliability in the field;

•	effective worldwide sales and marketing; and

•	labor and supply constraints.

Because we must make new product development commitments well in advance of sales, new product decisions must anticipate both future demand and the availability of technology to satisfy that demand. We cannot be certain that we will be successful in selecting, developing, manufacturing and marketing new hardware products or enhancements. Our inability to introduce new products that contribute significantly to net sales, gross margins and net income would have a material adverse effect on our business, financial condition and results of operations. New product or technology introductions by our competitors could cause a decline in sales or loss of market acceptance of our existing products. If we introduce new products, existing customers may curtail purchases of the older products resulting in inventory write-offs and they may delay new product purchases. In addition, capacity utilization at outsourced assembly and test houses, while improving, continues at low levels which is likely to depress our non-integrated device manufacturers, or IDM business until such time that demand and supply conditions improve. Any decline in demand for our hardware products could have a materially adverse effect on our business, financial condition or results of operations.

We are continuing to invest significant resources in the expansion of our product lines and there is no certainty that our net sales will increase or remain at historical levels or that new products will contribute to revenue growth.

We are currently devoting and intend to continue to devote significant resources to the development, enhancement, production and commercialization of new products and technologies. During fiscal years 2006 and 2005, we introduced several enhancements as well as new products that are evolutions or derivatives of existing products as well as products that were largely new. Under our revenue recognition policy adopted in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition,” (SAB 104) we defer revenue for transactions that involve newly introduced products or when customers specify acceptance criteria that cannot be demonstrated prior to the shipment. This results in a delay in the recognition of revenue as compared to the historic norm of recognizing revenue upon shipment. Product introduction delays, if they occur in the future, will delay the recognition of revenue and gross profit and may result in delayed cash receipts by us that could materially adversely affect our business, financial condition and results of operations. We invested and continue to invest significant resources in property, plant and equipment, purchased and leased facilities, inventory, personnel and other costs to begin or prepare to increase production of these products. A significant portion of these investments will provide the marketing, administration and after-sales service and support required for these new products. Accordingly, we cannot be certain that gross profit margin and inventory levels will not continue to be materially adversely affected by delays in new product introductions or start-up costs associated with the initial production and installation of these new product lines. We also cannot be certain that we can manufacture these systems per the time and quantity required by our customers. The start-up costs include additional manufacturing overhead, additional inventory and warranty reserve requirements and the enhancement of after-sales service and support organizations. In addition, the increases in inventory on hand for new product development and customer support requirements have increased and will continue to increase the risk of significant inventory write-offs. We cannot be certain that our net sales will increase or remain at historical levels or that any new products will be successfully commercialized or contribute to revenue growth or that any of our additional costs will be covered.

The ATE industry is intensely competitive which can adversely affect our ability to maintain or increase our net sales and revenues growth.

With the substantial investment required to develop test application and interfaces, we believe that once a semiconductor manufacturer has selected a particular ATE vendor’s tester, the manufacturer is likely to use that tester for a majority of its testing requirements for the market life of that semiconductor and, to the extent possible, subsequent generations of similar products. As a result, once an ATE customer chooses a system for the testing of a particular device, it is difficult for competing vendors to achieve significant ATE sales to such customer for similar use. Our inability to penetrate any particular large ATE customer or achieve significant sales to any ATE customer could have a material adverse effect on our business, financial condition or results of operations.

We face substantial competition from ATE manufacturers throughout the world. A substantial portion of our net sales is derived from sales of mixed-signal testers. We face in some cases seven and in other cases nine competitors in our primary market segments of digital, mixed signal, and RF wireless ATE. We believe that the ATE industry in total has not been profitable for the last three years, indicating a very competitive and volatile marketplace. Several of these competitors have substantially greater financial and other resources with which to pursue engineering, manufacturing, marketing and distribution of their products. In addition, three of our competitors recently completed initial public offerings. The success of these companies could make the competitive environment substantially more severe. Certain competitors have introduced or announced new products with certain performance or price characteristics equal or superior to products we currently offer. These competitors have introduced products that compete directly against our products. We believe that if the ATE industry continues to consolidate through strategic alliances or acquisitions, we will continue to face significant additional competition from larger competitors that may offer product lines and services more complete than ours. Our competitors are continuing to improve the performance of their current products and to introduce new products, enhancements and new technologies that provide improved cost of ownership and performance characteristics. New product introductions by our competitors could cause a decline in our sales or loss of market acceptance of our existing products.

Moreover, our business, financial condition or results of operations will continue to be materially adversely affected by continuing competitive pressure and continued intense price-based competition. We have experienced and continue to experience significant price competition in the sale of our products. In addition, pricing pressures typically have become more intense during cyclical downturns when competitors seek to maintain or increase market share, at the end of a product’s life cycle and as competitors introduce more technologically advanced products. We believe that, to be competitive, we must continue to expend significant financial resources in order to, among other things, invest in new product development and enhancements and to maintain customer service and support centers worldwide. We cannot be certain that we will be able to compete successfully in the future.

We may not be able to deliver custom hardware options to satisfy specific customer needs in a timely manner.

We must develop and deliver customized hardware to meet our customers’ specific test requirements. The market requires us to manufacture these systems on a timely basis. Our test equipment may fail to meet our customers’ technical or cost requirements and may be replaced by competitive equipment or an alternative technology solution. Our inability to meet such hardware requirements could impact our ability to recognize revenue on the related equipment. Our inability to provide a test system that meets requested performance criteria when required by a device manufacturer would severely damage our reputation with that customer. This loss of reputation may make it substantially more difficult for us to sell test systems to that manufacturer for a number of years, which could have a material adverse effect on our business, financial condition or results of operations.

We rely on Spirox Corporation and customers in Taiwan for a significant portion of our revenues and the termination of this distribution relationship would materially adversely affect our business.

Spirox Corporation, a distributor in Taiwan that sells to end-user customers in Taiwan and China, accounted for approximately 13%, 14% and 23% of our net sales in the fiscal years ended October 31, 2006, 2005 and 2004, respectively. Our agreement with Spirox has no minimum purchase commitment and can be terminated for any reason on 180 days prior written notice. On May 31, 2005, we entered into an agreement with Spirox to combine our Taiwan operation with Spirox’s T1 division into a corporation named Credence Spirox Integration Corporation, an operation owned 90% by Spirox and 10% by us. This new corporation is dedicated to supporting our products in the Taiwan region. Consequently, our business, financial condition and results of operations could be materially adversely affected by the loss of or any reduction in orders by Spirox, any termination of the Spirox relationship, or the loss of any significant Spirox customer, including the potential for reductions in orders by assembly and tester service companies due to technical, manufacturing or reliability problems with our products or continued slow-downs in the semiconductor industry or in other industries that manufacture products utilizing semiconductors. Our ability to maintain or increase sales levels in Taiwan will depend upon:

•	our ability with Spirox to obtain orders from existing and new customers;

•	our ability to manufacture systems on a timely and cost-effective basis;

•	our ability to timely complete the development of our new hardware products;

•	Spirox and its end-user customers’ financial condition and success;

•	general economic conditions; and

•	our ability to meet increasingly stringent customer performance and other requirements and shipment delivery dates.

We have substantial indebtedness and if we need additional financing, it could be difficult to obtain.

As of October 31, 2006, we had $145 million principal amount of 1.5% Convertible Subordinated notes, or 1.5% notes, due in May 2008. We may incur substantial additional indebtedness in the future.

On December 15, 2006, we entered into separate privately negotiated agreements with certain holders of our outstanding 1.50% notes due 2008 to exchange $72.5 million aggregate principal amount of 1.5% notes for an equivalent principal amount of a new series of 3.50% Convertible Senior Subordinated notes, or 3.5% notes, due 2010 and to purchase an additional $50 million aggregate principal amount of the new series of 3.50% notes due 2010 (together, the “new notes”). The new notes contain provisions known as net share settlement which require that, upon conversion of the new notes, we will pay holders in cash for up to the principal amount of the converted new notes. Any amounts in excess of this cash amount will be settled, at our option, in cash or in shares of our common stock. The initial conversion price is $8.25.

The level of indebtedness, among other things, could:

•	make it difficult for us to make payments on our debt and other obligations, particularly upon maturity of the 1.5% notes in May 2008 and the 3.5% notes, due 2010 if we were unable to cause the conversion of this debt into equity;

•	make it difficult for us to obtain any necessary future financing for working capital, capital expenditures, debt service requirements or other purposes;

•	require the dedication of a substantial portion of any cash flow from operations to service the indebtedness, thereby reducing the amount of cash flow available for other purposes, including capital expenditures;

•	limit our flexibility in planning for, or reacting to changes in our business and the industries in which we compete;

•	place us at a possible competitive disadvantage with respect to less leveraged competitors and competitors that have better access to capital resources; and

•	make us more vulnerable in the event of a further downturn in our business.

There can be no assurance that we will be able to meet our debt service obligations, including our obligations under the 1.5% notes or new notes.

We expect that our existing cash and short-term investments will be sufficient to meet our cash requirements to fund operations and expected capital expenditures for the next twelve months. In the event we may need to raise additional funds, we cannot be certain that we will be able to obtain such additional financing on favorable terms if at all. Further, if we issue additional equity securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. Future financings may place restrictions on how we operate our business. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products and services, take advantage of future business opportunities, grow our business or respond to competitive pressures, which could seriously harm our business.

We require a significant amount of cash, and our ability to generate cash may be affected by factors beyond our control.

Our business may not generate cash flow in an amount sufficient to enable us to fund our liquidity needs, including payment of the principal of, or interest on, our indebtedness, working capital, capital expenditures, product development efforts, strategic acquisitions, investments and alliances and other general corporate requirements. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot be assured that our business will generate sufficient cash flow from operations or that future borrowings or other sources of funding will be available to us, in amounts sufficient to enable us to fund our liquidity needs or with terms that are favorable to us.

We may repatriate cash from our foreign subsidiaries, which could result in additional income taxes that could negatively impact our results of operations and financial position. In addition, if foreign countries’ currency policies limit our ability to repatriate the needed funds, our business and results of operations could be adversely impacted.

One or more of our foreign subsidiaries hold a portion of our cash and cash equivalents. If we need additional cash to acquire assets or technology, or to support our operations in the United States, and if the currency policies of these foreign countries allow us, we may repatriate some of our cash from these foreign subsidiaries to the United States. For example, during the fourth quarter of fiscal year 2006, we repatriated $23.0 million from our Singapore subsidiary. Depending on our financial results and the financial results of our subsidiaries at the time that the cash is repatriated, we may incur additional income taxes from the repatriation, which could negatively affect our results of operations and financial position. In addition, if the currency policies of these foreign countries prohibit or limit our ability to repatriate the needed funds, our business and results of operations could be adversely impacted.

Our long and variable sales cycle depends upon factors outside of our control and could cause us to expend significant time and resources prior to earning associated revenues.

Sales of our systems depend in part upon the decision of semiconductor manufacturers to develop and manufacture new semiconductor devices or to increase manufacturing capacity. As a result, sales of our products are subject to a variety of factors we cannot control. The decision to purchase our products generally involves a significant commitment of capital, with the attendant delays frequently associated with significant capital expenditures. For these and other reasons, our systems have lengthy sales cycles during which we may expend substantial funds and management effort to secure a sale, subjecting us to a number of significant risks, including a risk that our competitors may compete for the sale, a further downturn in the economy or other economic factors causing our customers to withdraw or delay their orders or a change in technological requirements of the customer. As a result, our business, financial condition and results of operations would be materially adversely affected by our long and variable sales cycle and the uncertainty associated with expending substantial funds and effort with no guarantee that a sale will be made.

There are limitations on our ability to find the supplies and services necessary to run our business.

We obtain certain components, subassemblies and services necessary for the manufacture of our testers from a limited group of suppliers. We do not maintain long-term supply agreements with most of our vendors, and we purchase most of our components and subassemblies through individual purchase orders. The manufacture of certain of our components and subassemblies is an extremely complex process. We also rely on outside vendors to manufacture certain components and subassemblies and to provide certain services. We have experienced and continue to experience significant reliability, quality and timeliness problems with several critical components including certain custom ICs. We cannot be certain that these or other problems will not continue to occur in the future with our suppliers or outside subcontractors. Our reliance on a limited group of suppliers and on outside subcontractors involves several risks, including an inability to obtain an adequate supply of required components, subassemblies and services and reduced control over the price, timely delivery, reliability and quality of components, subassemblies and services. Shortages, delays, disruptions or terminations of the sources for these components and subassemblies have delayed and in the future may delay shipments of our systems and new products and could have a material adverse effect on our business. Our continuing inability to obtain adequate yields or timely deliveries or any other circumstance that would require us to seek alternative sources of supply or to manufacture such components internally could also have a material adverse effect on our business, financial condition or results of operations. Such delays, shortages and disruptions would also damage relationships with current and prospective customers and have and could continue to allow competitors to penetrate our customer accounts. We cannot be certain that our internal manufacturing capacity or that of our suppliers and subcontractors will be sufficient to meet customer requirements.

Our international business exposes us to additional risks.

International sales accounted for approximately 69%, 69% and 72% of our total net sales in the fiscal years ended October 31, 2006, 2005 and 2004, respectively. We anticipate that international sales will continue to account for a significant portion of our total net sales in the foreseeable future. These international sales will continue to be subject to certain risks, including:

•	changes in regulatory requirements;

•	tariffs and other barriers;

•	political and economic instability;

•	the adverse effect of fears surrounding any health risks on our business and sales and that of our customers, especially in Taiwan, Hong Kong and China;

•	an outbreak of hostilities in markets where we sell our products, including Korea and Israel;

•	integration and management of foreign operations of acquired businesses;

•	foreign currency exchange rate fluctuations;

•	difficulties with distributors, original equipment manufacturers, foreign subsidiaries and branch operations;

•	potentially adverse tax consequences;

•	the possibility of difficulty in accounts receivable collection;

•	greater difficulty in maintaining United States accounting standards; and

•	greater difficulty in protecting intellectual property rights.

We are also subject to the risks associated with the imposition of domestic and foreign legislation and regulations relating to the import or export of semiconductor equipment products. We cannot predict whether the import and export of our products will be adversely affected by changes in or new quotas, duties, taxes or other charges or restrictions imposed by the United States or any other country in the future. Any of these factors or the adoption of restrictive policies could have a material adverse effect on our business, financial condition or results of operations. Net sales to the Asia-Pacific region accounted for approximately 51%, 47% and 52% of our total net sales for the fiscal years ended October 31, 2006, 2005 and 2004, respectively, and thus demand for our products is subject to the risk of economic instability in that region and health risks. Countries in the Asia-Pacific region, including Korea and Japan, have experienced weaknesses in their currency, banking and equity markets in the recent past. These weaknesses could continue to adversely affect demand for our products, the availability and supply of our product components and our consolidated results of operations.

No single end-user customer headquartered in Asia accounted for more than 10% of our net sales during the fiscal years ended October 31, 2006, 2005 and 2004. No single end-user customer headquartered in Europe accounted for more than 10% of our net sales during the fiscal years ended October 31, 2006 and 2005, except for STMicroelectronics N.V., which accounted for 15% of our net sales in fiscal year 2004. Two customers headquartered in the United States, Advanced Micro Devices, Inc. and Intel Corporation accounted for 23% and 15% of our net sales during the fiscal year ended October 31, 2006, respectively. Intel Corporation and Advanced Micro Devices, Inc. accounted for 25% and 14% of our net sales during the fiscal year ended October 31, 2005, respectively.

In addition, one of our major distributors, Spirox Corporation, which accounted for 13%, 14% and 23% of our net sales in the fiscal years ended October 31, 2006, 2005 and 2004, respectively, is a Taiwan-based company. This subjects a significant portion of our receivables and future revenues to the risks associated with doing business in a foreign country, including political and economic instability, currency exchange rate fluctuations, fears related to health risks and regulatory changes. Disruption of business in Asia caused by the previously mentioned factors could continue to have a material impact on our business, financial condition or results of operations.

We operate in a volatile industry – indicators of goodwill and other long-lived assets impairment under SFAS 142 and SFAS 144 may be present from time-to-time.

Effective November 1, 2002, we adopted Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), which was issued by the FASB in July 2001. Under this standard, we ceased amortizing goodwill and acquired workforce costs effective November 1, 2002.

As mandated by SFAS 142, we test goodwill for possible impairment on an annual basis and at any other time if events occur or circumstances indicate that the carrying amount of goodwill may not be recoverable. Circumstances that could trigger an impairment test include but are not limited to: our market value falling below our net book value for a significant period of time, a significant adverse change in the business climate or legal factors; unanticipated competition; loss of key personnel; a significant change in direction with respect to investment in a product or market segment; the likelihood that a significant portion of the business will be sold or disposed of; or the results of testing for recoverability of a significant asset group within a reporting unit determined in accordance with SFAS 142.

Based on a combination of factors that came into existence and were identified during the third quarter of fiscal year 2006, particularly: (1) our changed current and projected operating results reflecting lower demand from major customers; and (2) our current market capitalization which was significantly less than our book value for the preceding 10 weeks prior to the end of the third quarter, we concluded there were sufficient indicators to require us to assess whether any portion of our recorded goodwill balance was impaired. We determined, based on our estimates of forecasted discounted cash flows and our market capitalization, that our goodwill was impaired at July 31, 2006. Further analysis indicated that goodwill was impaired and charges of $423.9 million were recorded in the third quarter of fiscal year 2006. Other long-lived assets were assessed for impairment prior to the performance of the SFAS 142 analysis and were determined not to be impaired.

If economic conditions in our industry continue to deteriorate and adversely affect our business, we could be required to record impairment charges related to our long-lived assets in accordance with SFAS 144, “Accounting for Impairment or Disposal for Long-Lived Assets,” which could have a material adverse effect on our results of operations and financial condition.

Future acquisitions may be difficult to integrate, disrupt our business, dilute stockholder value or divert management attention.

Our growth depends upon market growth, our ability to enhance our existing products, and our ability to introduce new products on a timely basis. We intend to continue to address the need to develop new products and enhance existing products through acquisitions of other companies, product lines, technologies, and personnel. Acquisitions involve numerous risks, including the following:

•	Difficulties in integrating the operations, technologies, products, and personnel of the acquired companies;

•	Diversion of management’s attention from normal daily operations of the business;

•	Potential difficulties in completing projects associated with in-process research and development;

•	Difficulties in entering markets in which we may have no or limited direct prior experience and where competitors in such markets may have stronger market positions;

•	Initial dependence on unfamiliar supply chains or relatively small supply partners;

•	Insufficient revenue to offset increased expenses associated with acquisitions; and

•	The potential loss of key employees of the acquired companies.

Acquisitions may also cause us to:

•	Issue common stock that would dilute our current shareholders’ percentage ownership;

•	Assume liabilities;

•	Record goodwill and non-amortizable intangible assets that will be subject to impairment testing on a regular basis and potential periodic impairment charges;

•	Incur amortization expenses related to certain intangible assets;

•	Incur large and immediate write-offs and restructuring and other related expenses; and

•	Become subject to intellectual property or other litigation.

Mergers and acquisitions of high-technology companies are inherently risky, and no assurance can be given that our previous or future acquisitions will be successful and will not materially adversely affect our business, operating results, or financial condition. Failure to manage and successfully integrate acquisitions could materially harm our business and operating results. Prior acquisitions have resulted in a wide range of outcomes, from successful introduction of new products and technologies to an inability to do so. Even when an acquired company has already developed and marketed products, there can be no assurance that product enhancements will be made in a timely fashion or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to such products.

From time-to-time, we have made acquisitions that resulted in in-process research and development expenses being charged in a single quarter. These charges may occur in any quarter, contributing to variability in our quarterly earnings. Risks related to new product development also apply to acquisitions.

Our executive officers and certain key personnel are critical to our business.

Our future operating results depend substantially upon the continued service of our executive officers and key personnel. Our chief executive officer, Lavi A. Lev, recently joined us and has limited experience in our business. Our future operating results also depend in significant part upon our ability to attract and retain qualified management, manufacturing, technical, engineering, marketing, sales and support personnel. Competition for qualified personnel is intense, and we cannot ensure success in attracting or retaining qualified personnel. There may be only a limited number of persons with the requisite skills to serve in these positions and it may be increasingly difficult for us to hire personnel over time. Our business, financial condition and results of operations could be materially adversely affected by the loss of any of our key employees, by the failure of any key employee to perform in his or her current position, or by our inability to attract and retain skilled employees.

If the protection of our proprietary rights is inadequate, our business could be harmed.

We attempt to protect our intellectual property rights through patents, copyrights, trademarks, maintenance of trade secrets and other measures, including entering into confidentiality agreements. However, we cannot be certain that others will not independently develop substantially equivalent intellectual property or that we can meaningfully protect our intellectual property. Nor can we be certain that our patents will not be invalidated, deemed unenforceable, circumvented or challenged, or that the rights granted thereunder will provide us with competitive advantages, or that any of our pending or future patent applications will be issued with claims of the scope we seek, if at all. Furthermore, we cannot be certain that others will not develop similar products, duplicate our products or design around our patents, or that foreign intellectual property laws, or agreements into which we have entered will protect our intellectual property rights. Inability or failure to protect our intellectual property rights could have a material adverse effect upon our business, financial condition and results of operations. In addition, from time to time we encounter disputes over rights and obligations concerning intellectual property, including disputes with parties with whom we have licensed technologies. We cannot assume that we will prevail in any such intellectual property disputes. We have been involved in extensive, expensive and time-consuming reviews of, and litigation concerning, patent infringement claims.

Our business may be harmed if we are found to infringe proprietary rights of others.

We have at times been notified that we may be infringing intellectual property rights of third parties and we have litigated patent infringement claims in the past. We expect to continue to receive notice of such claims in the future. We cannot be certain of the success in defending patent infringement claims or claims for indemnification resulting from infringement claims.

We cannot be certain of success in defending current or future patent or other infringement claims or claims for indemnification resulting from infringement claims. Our business, financial condition and results of operations could be materially adversely affected if we must pay damages to a third party or suffer an injunction or if we expend significant amounts in defending any such action, regardless of the outcome. With respect to any claims, we may seek to obtain a license under the third party’s intellectual property rights. We cannot be certain, however, that the third party will grant us a license on reasonable terms or at all. We could decide, in the alternative, to continue litigating such claims. Litigation has been and could continue to be extremely expensive and time consuming, and could materially adversely affect our business, financial condition or results of operations, regardless of the outcome.

We may be materially adversely affected by legal proceedings.

We have been and may in the future be subject to various legal proceedings, including claims that involve possible infringement of patent or other intellectual property rights of third parties. It is inherently difficult to assess the outcome of litigation matters, and there can be no assurance that we will prevail in any litigation. Any such litigation could result in substantial cost and diversion of our efforts, which by itself could have a material adverse effect on our financial condition and operating results. Further, adverse determinations in such litigation could result in loss of our property rights, subject us to significant liabilities to third parties, require us to seek licenses from third parties or prevent us from manufacturing or selling our products, any of which could materially adversely affect our business, financial condition or results of operations.

Recently enacted and proposed changes in securities laws and regulations are likely to increase our costs.

Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002, have increased and will continue to increase our expenses as we evaluate the implications of new rules and devote resources to respond to the new requirements. Sarbanes-Oxley Act mandates, among other things, that companies adopt new corporate governance measures and imposes comprehensive reporting and disclosure requirements, sets stricter independence and financial expertise standards for audit committee members and imposes increased civil and criminal penalties for companies, their chief executive officers and chief financial officers and directors for securities law violations. In particular, we incurred and expect to incur additional administrative expense as we implement Section 404 of the Sarbanes-Oxley Act, which requires management to report on, and our independent registered public accounting firm to attest to, our internal control over financial reporting. In addition, The Nasdaq Global Select Market, on which our common stock is listed, has also adopted comprehensive rules and regulations relating to corporate governance. These laws, rules and regulations have increased and will continue to increase the scope, complexity and cost of our corporate governance, reporting and disclosure practices, which could harm our results of operations and divert management’s attention from business operations. We also expect these developments to continue to make it more difficult and more expensive for us to obtain director and officer liability insurance in the future, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. Further, our board members, Chief Executive Officer and Chief Financial Officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficultly attracting and retaining qualified board members and executive officers, which would adversely affect our business.

We are subject to the internal control evaluation and attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include in our annual report our assessment of the effectiveness of our internal control over financial reporting and our audited financial statements as of the end of each fiscal year. Furthermore, our independent registered public accounting firm, or Firm, is required to attest to whether our assessment of the effectiveness of our internal control over financial reporting is fairly stated in all material respects and separately report on whether it believes we maintained, in all material respects, effective internal control over financial reporting as of the end of each fiscal year. We successfully completed our assessment and obtained our Firm’s attestation as to the effectiveness of our internal control over financial reporting as of October 31, 2006 and 2005. In future years, if we fail to timely complete this assessment, or if our Firm cannot timely attest to our assessment, we could be subject to regulatory sanctions and a loss of public confidence in our internal control. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to timely meet our regulatory reporting obligations.

Terrorist attacks, terrorist threats, geopolitical instability and government responses thereto, may negatively impact all aspects of our operations, revenues, costs and stock price.

The terrorist attacks in September 2001 in the United States and ensuing events and the resulting decline in consumer confidence had a material adverse effect on the economy.

Any similar future events may disrupt our operations or those of our customers and suppliers. Our markets currently include Taiwan, Korea and Israel, which are experiencing political instability. In addition, these events have had and may continue to have an adverse impact on the United States and world economy in general and consumer confidence and spending in particular, which could harm our sales. Any of these events could increase volatility in the United States and world financial markets, which could harm our stock price and may limit the capital resources available to us and our customers or suppliers. This could have a significant impact on our operating results, revenues and costs and may result in increased volatility in the market price of our common stock.

We are subject to anti-takeover provisions that could delay or prevent an acquisition of our company.

Provisions of our amended and restated certificate of incorporation, equity incentive plans, bylaws and Delaware law may discourage transactions involving a change in corporate control. In addition to the foregoing, our classified board of directors and the ability of our board of directors to issue preferred stock without further stockholder approval could have the effect of delaying, deferring or preventing a third party from acquiring us and may adversely affect the voting and other rights of holders of our common stock.

Risks Related to Ownership of the Notes

The notes are subordinated to certain senior debt and all the obligations of our subsidiaries.

The notes are unsecured and subordinated in right of payment to our senior debt, which includes our debt facilities and commercial paper facilities providing for revolving credit loans, term loans, receivables financing or letters of credit not exceeding an aggregate committed availability of $30,000,000 so long as such facility is secured by our assets. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after our senior debt has been paid in full in cash or other payment satisfactory to the holders of the senior debt. As a result, there may not be sufficient assets remaining to pay amounts due on the notes then outstanding. Holders of the notes will be our creditors and not creditors of our subsidiaries. The ability of the holders of notes to participate in any distribution of assets of any of our subsidiaries upon liquidation or bankruptcy will be subject to the prior claims of that subsidiary’s creditors, including trade creditors.

The indenture does not prohibit or limit the incurrence of other indebtedness and other liabilities by us or any of our subsidiaries. The incurrence of additional indebtedness and other liabilities by us or our subsidiaries could adversely affect our ability to pay our obligations on the notes. See “Description of Notes—Subordination.”

We are not required by the indenture to comply with financial covenants.

The indenture does not contain any financial covenants. Consequently, we are not required under the indenture to meet any financial tests, such as those that measure our working capital, interest coverage, fixed charge coverage or net worth, in order to maintain compliance with the terms of the indenture.

Our ability to repurchase notes if a designated event occurs or to pay the notes at maturity is limited.

Upon the occurrence of a change of control or a termination of trading (as defined in this prospectus), each holder of notes will have the right, at the holder’s option, to require us to repurchase such holder’s notes. If any such event were to occur, there can be no assurance that we would have sufficient funds to pay the repurchase price for all notes tendered by the holders of the notes. In addition, there can be no assurance that we will have sufficient funds to pay the notes at maturity. Further, the terms of existing and future financing or other agreements relating to indebtedness, including senior debt, may prohibit us from purchasing any notes and paying the notes at maturity. Also the terms of such agreements may provide that a designated event, as well as certain other change of control events related to us, would constitute an event of default under such agreements. Moreover, the exercise by holders of the notes of their right to require us to repurchase the notes could cause a default under such agreements, even if the change of control itself does not result in a default under such agreements, due to the financial effect of such repurchase on us. If a designated event occurs at a time when we are prohibited from purchasing notes, we could seek the consent of our then existing lenders to the purchase of notes or we could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such consents or repay such borrowings, we would remain prohibited from purchasing notes. In such case, our failure to purchase tendered notes could constitute a default under the terms of other indebtedness that we have entered into or may enter into from time to time. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of notes.

There can been no assurance that any trading market for the notes will develop or be maintained.

Any market making activity for the notes will be subject to the limits imposed by the Securities Act and the Exchange Act. Accordingly, there can be no assurance that any market for the notes will develop or, if one does develop, that it will be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could be materially adversely affected. The notes issued in the initial private placement are eligible for trading on the Portal Market; however, we do not intend to apply for listing of the notes on any securities exchange or automated quotation system. Notes sold using this prospectus, however, will no longer be eligible for trading in the Portal Market. We do not intend to list the notes on any national securities exchange.

The liquidity of the trading market in these notes, and the market price quoted for these notes, may be materially adversely affected by:

•	changes in the overall market for convertible subordinated securities;

•	changes in our financial performance or prospects;

•	the prospects for companies in our industry generally;

•	the number of holders of the notes;

•	the interest of securities dealers in making a market for the notes; and

•	prevailing interest rates.

A variety of factors may cause the price of our stock to be volatile, and this may adversely affect the liquidity and market price of the notes.

In recent years, the stock market in general, and the market for shares of high-tech companies in particular, including ours, have experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. For example, for the period from November 1, 2004 through December 31, 2006 the price of our common stock has ranged from a closing high of $10.94 to a closing low of $5.83. The market price of our common stock is likely to continue to fluctuate significantly in the future, including fluctuations unrelated to our performance. We believe that fluctuations of our stock price may be caused by a variety of factors, including:

•	announcements of developments related to our business;

•	fluctuations in our financial results;

•	general conditions in the stock market or around the world, terrorism, or developments in the semiconductor and capital equipment industry and the general economy;

•	sales or purchases of our common stock in the marketplace;

•	announcements of our technological innovations or new products or enhancements or those of our competitors;

•	developments in patents or other intellectual property rights;

•	developments in our relationships with customers and suppliers;

•	actual or anticipated shortfall in revenue, gross margins or earnings from securities analysts’ expectations;

•	an outbreak of hostilities, diseases or natural disasters; or

•	acquisition or merger activity and the success in implementing such acquisitions or other business combinations.

Market volatility may adversely affect the market price of our common stock, which could affect the liquidity and price of our notes and could limit our ability to raise capital or make acquisitions.

Upon conversion of the notes, we will pay a settlement amount consisting of cash and, at our option, cash or shares of our common stock or a combination of cash and shares of our common stock, if any, based upon a specified conversion reference period and you may receive less proceeds than expected.

Generally, we will satisfy our conversion obligation to holders by paying cash equal to the principal amount of a note and by delivering, at our option, cash or shares of our common stock or a combination of cash and shares of our common stock based on a daily conversion value calculated on a proportionate basis for each day of the 20 trading-day conversion reference period. Accordingly, upon conversion of a note, holders might not receive any shares of our common stock, or they might receive fewer shares of common stock relative to the conversion value of the note as of the conversion date. In addition, because of the 20 trading-day conversion reference period, settlement will be delayed until at least the 23rd trading day following the related conversion date. See “Description of Notes-Payment Upon Conversion.” Upon conversion of the notes, you may receive less proceeds than expected because the value of our common stock may decline (or not appreciate as much as you may expect) between the conversion date and the day the settlement amount of your notes is determined.

There can be no assurance that we will have sufficient funds to satisfy our conversion obligation. Further, the terms of existing and future financing or other agreements relating to indebtedness, including senior debt may prohibit us from satisfying our conversion obligation. Our failure to convert the notes into cash or a combination of cash and shares of our common stock upon exercise of a holder’s conversion right in accordance with the provisions of the indenture would constitute a default under the indenture. In addition, a default under the indenture could lead to a default under existing and future agreements governing our indebtedness. If, due to a default, the repayment of related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay such indebtedness and the notes.

The adjustment to the conversion rate for notes converted in connection with a specified corporate transaction may not adequately compensate you for any lost value of your notes as a result of such transaction.

In the event that a specified corporate transaction that constitutes a designated event occurs or is anticipated to occur or an event occurs or is anticipated to occur that would have been a change of control but is deemed not to be a change of control because at least 95% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the change of control consists of shares of common stock that are, or upon issuance will be, traded on the New York Stock Exchange or listed on the Nasdaq Global Select Market, under certain circumstances, we will increase the conversion rate by a number of additional shares of our common stock for notes converted in connection with such specified corporate transaction. The increase in the conversion rate will be determined based on the date on which the specified corporate transaction becomes effective and the price paid per share of our common stock in such transaction, as described below under “Description of Notes—Make Whole Premium.” The adjustment to the conversion rate for notes converted in connection with a specified corporate transaction may not adequately compensate you for any lost value of your notes as a result of such transaction. In addition, in no event will the total number of shares of common stock issuable upon conversion as a result of this adjustment exceed 182.01213 per $1,000 principal amount of notes, subject to proportional adjustments.

Our obligation to increase the conversion rate in connection with any such specified corporate transaction could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

If you hold notes, you are not entitled to any rights with respect to our common stock, but you are subject to all changes made with respect to our common stock.

If you hold notes, you are not entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you are subject to all changes affecting the common stock. You will only be entitled to rights on the common stock if and when we deliver shares of common stock to you in exchange for your notes and in limited cases under the anti-dilution adjustments of the notes. For example, in the event that an amendment is proposed to our certificate of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the common stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

The conditional conversion feature of the notes could result in your receiving less than the value of the common stock into which a note is convertible.

The notes are convertible only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the consideration into which the notes would otherwise be convertible. The contingent conversion features could also adversely affect the value and the trading prices of the notes.

USE OF PROCEEDS

We will not receive any proceeds from the resale of the notes or the shares of common stock issuable upon conversion of the notes by the selling securityholders but we have agreed to pay certain registration expenses.

SELLING SECURITYHOLDERS

We issued the notes to certain holders of our 1.50% convertible notes due 2008 (the “outstanding notes”) in a private placement in December 2006, where such holders exchanged $72.5 million aggregate principal amount of outstanding notes for an equivalent principal amount of the notes and purchased an additional $50 million aggregate principal amount of the notes. We issued the notes on December 20, 2006 to persons believed to be “accredited investors” under Rule 506 of Regulation D promulgated pursuant to the Securities Act and outside the United States in accordance with Regulation S under the Securities Act in transactions exempt from the registration requirements of the Securities Act. The selling securityholders (which term includes their transferees, pledges, donees or successors) may from time to time offer and sell pursuant to this prospectus any and all of the notes and the shares of common stock issuable upon conversion of the notes.

Any or all of the notes or common stock issuable upon conversion of the notes may be offered for sale pursuant to this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amount of notes or common stock that will be held by the selling securityholders upon consummation of any such sales. The names of each selling securityholder, the principal amount of notes that may be offered by such selling securityholder pursuant to this prospectus and the number of shares of common stock into which such notes are convertible will be set forth in a prospectus supplement, if required. Unless described in the prospectus supplement, none of the selling securityholders has had a material relationship with us or any of our predecessors or affiliates within the past three years.

The following table sets forth information as of January 19, 2007 regarding the offer and sale of the notes and the shares of common stock issuable upon conversion of the notes and is based on information provided to us by the selling securityholders.

Name and Address of Beneficial Owner	Aggregate Principal Amount of Notes at Maturity that May be Sold (1)	Percentage of Notes Outstanding Prior to Resale	Number of Shares of Common Stock Beneficially Owned Prior to Conversion		Common Stock Registered Hereby that May be Sold (2)	Common Stock Owned After Completion of the Offering (3)
ACE Tempest Reinsurance Ltd. (Lawrence Keele/Andrew Watts) (4)	$653,000	*	29,354	(5)	118,853	29,354	(5)
Arch Reinsurance Ltd. (Lawrence Keele/Andrew Watts) (4)	602,000	*	48,010	(5)	109,571	48,010	(5)
Canyon Capital Arbitrage Master Fund, Ltd. (Joshua S. Friedman/Mitchell R. Julis/K. Robert Turner) (4)	6,300,000	5.14	373,310	(6)	1,146,676	373,310	(6)
Canyon Value Realization Fund, L.P. (Joshua S. Friedman/Mitchell R. Julis/K. Robert Turner) (4)	2,880,000	2.35	170,656	(6)	524,194	170,656	(6)
Canyon Value Realization MAC 18 Ltd. (Joshua S. Friedman/Mitchell R. Julis/K. Robert Turner) (4)	540,000	*	31,998	(6)	98,286	31,998	(6)
Chrysler Corporation Master Retirement Trust (Lawrence Keele/Andrew Watts) (4)	1,285,000	1.05	—		233,885	—
Delaware Public Employees’ Retirement System (Lawrence Keele/Andrew Watts) (4)	725,000	*	—		131,958	—
Delta Air Lines Master Trust - CV (Lawrence Keele/Andrew Watts) (4)	406,000	*	14,500	(5)	73,896	14,500	(5)
Delta Pilots Disability & Survivorship Trust - CV (Lawrence Keele/Andrew Watts) (4)	155,000	*	—		28,211	—
F.M. Kirby Foundation, Inc. (Lawrence Keele/Andrew Watts) (4)	225,000	*	—		40,952	—
Fidelity Convertible Securities Fund (4)	8,000,000	6.53	—		1,456,097	—
Fidelity Strategic Dividend and Income Fund (4)	2,000,000	1.63	—		364,024	—
General Motors Foundation, Inc. (Lawrence Keele/Andrew Watts) (4)	97,000	*	7,780	(5)	17,655	7,780	(5)
General Motors Employees Global Group Pension Trust (Lawrence Keele/Andrew Watts) (4)	1,148,000	*	91,688	(5)	208,949	91,688	(5)
International Truck & Engine Corporation Non-Contributory Retirement Plan Trust (Lawrence Keele/Andrew Watts) (4)	125,000	*	—		22,751	—
International Truck & Engine Corporation Retiree Health Benefit Trust (Lawrence Keele/Andrew Watts) (4)	75,000	*	—		13,650	—
International Truck & Engine Corporation Retirement Plan for Salaried Employees Trust (Lawrence Keele/Andrew Watts) (4)	70,000	*	—		12,740	—
Lyxor / Canyon Capital Arbitrage Fund, Ltd. (Joshua S. Friedman/Mitchell R. Julis/K. Robert Turner) (4)	900,000	*	53,330	(6)	163,810	53,330	(6)
Microsoft Capital Group, L.P. (Lawrence Keele/Andrew Watts) (4)	466,000	*	26,878	(5)	84,817	26,878	(5)
National Railroad Retirement Investment Trust (Lawrence Keele/Andrew Watts) (4)	695,000	*	—		126,498	—
OCM Convertible Trust (Lawrence Keele/Andrew Watts) (4)	390,000	*	—		70,984	—
OCM Global Convertible Securities Fund (Lawrence Keele/Andrew Watts) (4)	278,000	*	9,018	(5)	50,599	9,018	(5)
OCM High Income Convertible Limited Partnership (Lawrence Keele/Andrew Watts) (4)	415,000	*	33,156	(5)	75,535	33,156	(5)
OCM High Income Convertible Fund II Limited Partnership (Lawrence Keele/Andrew Watts) (4)	491,000	*	39,257	(5)	89,367	39,257	(5)
Partner Reinsurance Company Ltd. (Lawrence Keele/Andrew Watts) (4)	280,000	*	—		50,963	—
Qwest Occupational Health Trust (Lawrence Keele/Andrew Watts) (4)	90,000	*	—		16,380	—
Qwest Pension Trust (Lawrence Keele/Andrew Watts) (4)	540,000	*	—		98,286	—
Richard King Mellon Foundation (Lawrence Keele/Andrew Watts) (4)	363,000	*	28,912	(5)	66,070	28,912	(5)
San Diego County Employee’s Retirement Association (Lawrence Keele/Andrew Watts) (4)	126,000	*	10,079	(5)	22,933	10,079	(5)
The Canyon Value Realization Fund (Cayman) Ltd. (Joshua S. Friedman/Mitchell R. Julis/R. Christian B. Evensen) (4)	7,380,000	6.02	437,306	(6)	1,343,249	437,306	(6)
The Long-Term Investment Trust (Lawrence Keele/Andrew Watts) (4)	1,093,000	*	87,267	(5)	198,939	87,267	(5)
Tripar Partnership (Lawrence Keele/Andrew Watts) (4)	368,000	*	29,354	(5)	66,980	29,354	(5)
UnumProvident Corporation (Lawrence Keele/Andrew Watts) (4)	185,000	*	—		33,672	—
Vanguard Convertible Securities Fund, Inc. (Lawrence Keele/Andrew Watts) (4)	2,335,000	1.91	—		424,998	—
Virginia Retirement System (Lawrence Keele/Andrew Watts) (4)	2,116,000	1.73	87,444	(5)	385,137	87,444	(5)
Total	$43,797,000.00

*	Less than 1%

(1)	Assumes none of the holder’s notes are converted into shares of our common stock and a cash payment in lieu of any fractional share interests. Assumes offer and sale of all notes held by the selling securityholder, although the selling securityholder is not obligated to sell any notes.

(2)	Assumes conversion of all of the holder’s notes at a conversion rate of 182.01213 per $1,000 principal of notes.

(3)	Assumes that either all of the principal amount of notes offered hereby or all of the shares of common stock offered hereby are sold by the selling securityholders.

(4)	This selling securityholder is an affiliate of a broker-dealer.

(5)	These shares of our common stock are issuable upon conversion of outstanding 1.5% convertible subordinated notes due 2008 held by this selling securityholder.

(6)	This selling securityholder reports a short position in these shares of our common stock as of January 18, 2007.

Names of natural persons appearing in parentheses after the names of selling stockholders in the table above denote information supplied to us by or on behalf of the selling stockholders as to the natural persons with voting or investment control over our notes and/or common stock.

The selling securityholders listed above may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information is presented in the above table. Information concerning other selling securityholders will be set forth in prospectus supplements from time to time, if required. Information about the selling securityholders may change from over time. Any changed information will be set forth in prospectus supplements if and when necessary.

PLAN OF DISTRIBUTION

This prospectus relates to the resale from time to time by the selling securityholders of notes of an aggregate amount of $122,500,000 and common stock issuable upon conversion of the notes. The notes were issued and sold on December 20, 2006 in transactions exempt from the registration requirements of the Securities Act. The notes and the common stock issuable upon conversion of the notes are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the notes and the common stock issuable upon conversion of the notes covered by this prospectus. We have registered the notes and the common stock issuable upon conversion of the notes pursuant to the terms of a registration rights agreement, but registration of these securities does not necessarily mean that any of the securities will be offered and sold by the selling securityholders.

We will not receive any of the proceeds from the offering of notes or the common stock issuable upon conversion of the notes by the selling securityholders. The selling securityholders may sell all or a portion of the notes and common stock issuable upon conversion of the notes beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The selling securityholders may also make private sales directly or through a broker or brokers, in the over-the-counter market, otherwise than on such exchanges or services in the over-the-counter market; through the writing of options, whether the options are listed on an options exchange or otherwise, or through the settlement of short sales. Alternatively, any of the selling securityholders may from time to time offer the notes or the common stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling securityholders and the purchasers of the notes and the common stock for whom they may act as agent. The aggregate proceeds to the selling securityholders from the sale of the notes or common stock offering by them hereby will be the purchase price of such notes or common stock less discounts and commissions, if any.

The notes and common stock may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, or at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the holders of such securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection therewith. These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with sales of the notes and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and underlying common stock short and deliver notes and the underlying common stock to close out short positions, or loan or pledge notes and the underlying common stock to broker-dealers that in turn may sell the notes and the underlying common stock.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders may not sell any or all of the notes and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or 144A of the Securities Act may be sold under Rule 144 or 144A rather than pursuant to this prospectus.

Our outstanding common stock is listed for trading on the Nasdaq Global Select Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq Global Select Market and we cannot assure you that any trading market for the notes will develop.

The selling securityholders and any broker and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the notes or the common stock may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any commission received by such broker-dealers, agents or underwriters and any profit on the resale of the notes or the common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Selling securityholders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. To the extent the selling securityholders may be deemed to be “underwriters,” they may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

In addition, in connection with any resales of notes, any broker-dealer who acquired the notes for its own account as a result of market-making activities or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. Broker-dealers may fulfill their prospectus delivery requirements with respect to the notes (other than a resale of an unsold allotment from the original sale of the outstanding notes) with this prospectus. In addition, all securityholders effecting transactions in the notes may be required to deliver a prospectus and any and all supplements or amendments thereto.

Pursuant to the registration rights agreement that has been filed as an exhibit to the registration statement of which this prospectus is a part, we have agreed to indemnify each selling securityholder, and each selling securityholder has agreed to indemnify us and each other selling securityholder against certain liabilities arising under the Securities Act.

In order to comply with the securities laws of some states, if applicable, the notes and the common stock issuable upon conversion of the notes may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock issuable upon conversion of the notes may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling securityholders and any other persons participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

We will generally be required to use our reasonable best efforts to maintain the effectiveness of the shelf registration statement until the earliest of:

•	December 20, 2008;

•	the date on which all the notes and the common stock issuable upon conversion of the notes may be sold by non-affiliates of us pursuant to paragraph (k) of Rule 144 (or any successor provision) promulgated by the SEC under the Securities Act; and

•	the date as of which all the notes or the common stock issuable upon conversion of the notes have been sold either under Rule 144 under the Securities Act (or any similar provision then in force) or pursuant to the shelf registration statement.

DESCRIPTION OF NOTES

We issued the notes under an indenture dated as of December 20, 2006 between us and The Bank of New York Trust Company, N.A. as trustee. A copy of the indenture and the registration rights agreement referred to below is available as set forth under “Where You Can Find More Information”. The following is a summary of material provisions of the indenture and the registration rights agreement and does not purport to be complete. You should refer to all provisions of the indenture and the registration rights agreement, including the definitions of terms contained in those agreements. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. As used in this section, the terms “we,” “us” and “our” refer to Credence Systems Corporation, but not any of our subsidiaries, unless the context requires otherwise.

General

The notes are our general unsecured subordinated obligations and mature on May 15, 2010. The initial offering of the notes was for $122.5 million in aggregate principal amount. We may issue additional notes (the “additional notes”) under the indenture. The notes and any additional notes subsequently issued under the indenture would be treated as a single class for all purposes of the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The notes will be issued in denominations of $1,000 and integral multiples of $1,000 in fully registered form. Exchanges and transfers of the notes will be registered without charge, but we may require payment of a sum sufficient to cover any tax or other governmental charge in connection with such exchanges or transfers.

The notes accrue interest at a rate of 3.50% per annum from December 20, 2006, or from the most recent interest payment date to which interest has been paid or duly provided for. Accrued and unpaid interest will be payable semi-annually in arrears on May 15 and November 15 of each year, beginning May 15, 2007. Interest will be paid to the person in whose name a note is registered at the close of business on the May 1 or November 1 (which we refer to as the “record dates”) immediately preceding the relevant interest payment date. However, in the case of a note or portion of a note repurchased in connection with a designated event on a designated event payment date, during the period from a record date to but excluding the next succeeding interest payment date, accrued interest will be payable on such designated event payment date (unless such note or portion is converted) to the holder of the note or portion of the note repurchased. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

If we do not comply with certain terms set forth in the registration rights agreement with respect to the registration of the notes or the common stock issuable upon conversion of the notes for resale under the shelf registration statement of which this prospectus is a part, holders of the notes and/or the common stock issued upon conversion of the notes will be entitled to liquidated damages as described under “—Registration Rights” below.

Principal of, interest and liquidated damages, if any, on the notes will be payable at the office or agency maintained for such purpose or, at our option, payment of interest may be made by check mailed to the holders of the notes at their respective addresses set forth in the register of holders of notes. Until otherwise designated by us, the office or agency maintained for such purpose will be the principal corporate trust office of the trustee.

If any interest payment date, liquidated damages payment date or maturity date of a note falls on a day that is not a business day, the required payment will be made on the next succeeding business day as if made on the date that the payment was due and no interest will accrue on that payment for the period from and after the interest payment date, liquidated damages payment date or maturity date, as the case may be, to the date of that payment on the next succeeding business day. The term “business day” means, with respect to any note, any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

We will not pay any additional amounts on the notes to compensate any beneficial owner for any United States tax withheld from payments of principal, interest or liquidated damages, if any, on the notes.

Unless specifically provided otherwise, when we use the term “holder” in this prospectus, we mean the person in whose name such note is registered in the security register.

Conversion Rights

Subject to the conditions and during the periods described below, holders may convert any of their notes, in whole or in part, prior to the close of business on the trading day immediately preceding the final maturity date of the notes, into cash and, at our option, a combination of cash and our common stock as described below under “-Payment Upon Conversion,” at an initial conversion price of $8.25 per share, subject to adjustment as described below, in only the following circumstances:

(1)	during any calendar quarter beginning after December 31, 2006, and only during such calendar quarter, if, as of the last day of the immediately preceding calendar quarter, the volume weighted average price per share of our common stock for at least 20 trading days in the period of the 30 consecutive trading days ending on the last trading day of such preceding calendar quarter was more than 150% of the conversion price on the last day of such preceding calendar quarter;

(2)	during any five trading day period after any five consecutive trading day period in which the trading price per $1,000 principal amount of the notes for each day of that period was less than 98% of the product of (x) the volume weighted average price of our common stock for each day in that period and (y) the conversion rate per $1,000 principal amount of the notes;

(3)	if we distribute to all holders of common stock rights or warrants entitling them to purchase, for a period expiring within 45 days of the date of issuance, common stock at less than the closing price of our common stock on the day of issuance;

(4)	if we distribute to all holders of our common stock, assets, debt securities or rights to purchase our securities, which distribution has a per share value exceeding 7.5% of the volume weighted average price of our common stock on the business day preceding the declaration date for such distribution;

(5)	if a designated event (a change of control or a termination of trading as defined in this prospectus) occurs or an event occurs that would have been a change of control except in cases where at least 95% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the change of control consists of shares of common stock that are, or upon issuance will be, traded on the New York Stock Exchange or listed on the Nasdaq Global Select Market; or

(6)	at any time after we deliver a conversion termination notice to the holders; or

(7)	at any time during the period beginning 60 days prior to, but excluding, any scheduled designated event payment date or the maturity date.

Notwithstanding the preceding sentence, the notes are not convertible solely by reason of clause (1), (2), (3), (4) or (6) above at any time when a default or event of default exists under any credit agreement.

Except as described below, no adjustment will be made on conversion of any notes for interest or liquidated damages, if any, accrued on such notes or for dividends on any common stock issued. If notes are converted after a record date for the payment of interest and prior to the next succeeding interest payment date, interest payable on that interest payment date will be payable on that interest payment date notwithstanding the conversion, and the interest will be paid to the holder of the note on the applicable record date. If notes are converted after a record date for the payment of interest and prior to the next succeeding interest payment date, those notes must be accompanied by funds equal to the interest payable on the succeeding interest payment date on the principal amount so converted; provided, however, that a holder may reduce such payment by the amount of any existing payment default in respect of those notes. Accordingly, under those circumstances, the holder of the converted notes will not receive any interest payment for the period from the next preceding interest payment date to the date of conversion.

In the event any holder exercises its right to require us to repurchase notes upon a designated event, such holder’s conversion right will terminate on the close of business on the designated event offer termination date (as defined in the indenture), unless we default on the payment due upon repurchase or the holder elects to withdraw its election to have the notes repurchased in accordance with the requirements of the indenture. See “—Repurchase at Option of Holders Upon a Designated Event.”

The right of conversion attaching to any note may be exercised by the holder by delivering the note at the specified office of a conversion agent, accompanied by a duly signed and completed notice of conversion, together with any funds that may be required. A notice of conversion can be obtained from the trustee. Beneficial owners of interests in a global note may exercise their right of conversion by delivering to The Depository Trust Company (which we refer to as “DTC”) the appropriate instruction form for conversion pursuant to DTC’s conversion program. The conversion date will be the date on which the note, the duly signed and completed notice of conversion, and any funds that may be required as described above shall have been so delivered. A holder delivering a note for conversion will not be required to pay any taxes or duties payable in respect of the issue or delivery of common stock on conversion, but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the common stock in a name other than the holder of the note. Certificates representing shares of common stock will not be issued or delivered unless all taxes and duties, if any, payable by the holder have been paid.

The conversion price is subject to adjustment (under formulae set forth in the indenture) in certain events, including:

(1)	the issuance of common stock as a dividend or distribution on common stock;

(2)	certain subdivisions and combinations of the common stock;

(3)	the issuance to all or substantially all holders of common stock of certain rights or warrants to purchase common stock at a price per share less than the then current market price (as defined in the indenture);

(4)	the dividend or other distribution to all holders of common stock (other than a distribution or dividend of common stock) or evidences of our indebtedness, cash or other assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above or those dividends or other distributions paid exclusively in cash);

(5)	dividends or other distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (4) or cash distributed upon an event to which the second succeeding paragraph applies) to all holders of common stock; and

(6)	the purchase of common stock pursuant to a tender offer made by us or any of our subsidiaries.

We may, instead of making any required adjustment in the conversion price under clause (3) or (4), make proper provision so that each holder of notes who converts a note shall be entitled to receive upon conversion, in addition to the shares of common stock, the amount and kind of distributions that the holder would have been entitled to receive if the holder had converted the note immediately prior to the date fixed for determining the shareholders entitled to receive the distribution and, in the case of clause (4), interest accrued as a consequence of the investment, in U.S. Government obligations with a maturity of not more than three months, of the cash amount that the holder would have been so entitled to receive.

In the case of:

•	any reclassification or change of our common stock;

•	a consolidation, merger, share exchange or combination of us with another entity; or

•	a sale or conveyance of our property and assets as an entirety or substantially as an entirety,

in each case as a result of which holders of our common stock receive stock, other securities, other property or assets (including cash) with respect to or in exchange for our common stock, the holders of the notes then outstanding will be entitled thereafter to convert such notes into the kind and amount of shares of stock, other securities or other property or assets, which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, share exchange, combination, sale or conveyance had such notes been converted into common stock immediately prior to such reclassification, change, consolidation, merger, share exchange, combination, sale or conveyance. In the event holders of common stock have the opportunity to elect the form of consideration to be received in such reclassification, change, consolidation, merger, share exchange, combination, sale or conveyance, we will make adequate provision so holders of the notes will have the opportunity to determine the form of consideration into which all of the notes, treated as a single class, will be convertible. Such determination shall be based on the blended, weighted average of elections made by holders of the notes who participate in such determination and shall be subject to any limitations to which all of the holders of common stock are subject to, such as pro rata reductions applicable to any portion of the consideration payable. Some of the foregoing events may also constitute or result in a designated event requiring us to offer to repurchase the notes. See “—Repurchase at Option of Holders Upon a Designated Event.”

In the event of a taxable distribution to holders of common stock, or other transaction, that results in any adjustment of the conversion price, the holders of notes may, in some circumstances, be deemed to have received a distribution subject to United States income tax as a dividend. See “Certain United States Federal Income Tax Considerations.”

We may, from time to time, to the extent permitted by law, reduce the conversion price of the notes by any amount for any period of at least 20 days, in which case we shall give at least 15 days notice of the decrease, if our board of directors has made a determination that such decrease would be in our best interests, which determination will be conclusive. We may, at our option, make such reductions in the conversion price, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock or rights to acquire stock or from any event treated as such for income tax purposes.

No adjustment in the conversion price will be required unless the adjustment would require a change of at least 1% of the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for common stock or carrying the right to purchase any of the foregoing.

Make Whole Premium

If you elect to convert your notes upon the occurrence of a designated event (as defined under “ – Repurchase at Option of Holders Upon a Designated Event”) or the anticipation that a designated event will occur, or the occurrence an event or the anticipation of the occurrence of an event that would have been a change of control but is deemed not to be a change of control because at least 95% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the change of control consists of shares of common stock that are, or upon issuance will be, traded on the New York Stock Exchange or listed on the Nasdaq Global Select Market, in certain circumstances described below, the conversion rate will be increased by an additional number of shares of common stock (the “additional shares”) as described below. Any conversion occurring at a time when the notes would be convertible in light of the expected or actual occurrence of a designated event will be deemed to have occurred in connection with such designated event notwithstanding the fact that a note may then be convertible because another condition to conversion has been satisfied.

The number of additional shares by which the conversion rate will be increased will be determined by reference to the table below, based on the date on which the designated event occurs or becomes effective (the “effective date”) and the price (the “stock price”) paid per share of our common stock in the designated event. If the designated event is a transaction described in the second clause of the definition of change in control, and holders of our common stock receive only cash in that designated event, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the last reported sale prices of our common stock over the ten trading-day period ending on the trading day preceding the effective date of the designated event.

The stock prices set forth in the first row of the table below (i.e. column headings) will be adjusted as of any date on which the conversion rate of the notes is otherwise adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth above.

The following table sets forth the hypothetical stock price and the number of additional shares to be received per $1,000 principal amount of notes:

Stock Price on Effective Date	December 20, 2006	May 15, 2007	May 15, 2008	May 15, 2009	May 15, 2010
$5.27	60.8	60.8	60.8	60.8	60.8
$6.50	39.6	39.6	38.3	36.1	32.6
$8.00	24.9	24.9	22.6	18.9	3.8
$9.50	16.8	16.1	13.5	9.9	0.0
$11.00	12.2	11.3	8.7	5.3	0.0
$12.50	9.7	8.6	5.8	3.0	0.0
$14.00	8.7	7.7	5.2	2.7	0.0
$15.50	7.8	6.9	4.7	2.4	0.0
$17.00	7.3	6.3	4.3	2.2	0.0
$18.50	6.6	5.8	3.9	2.0	0.0
$20.00	6.1	5.4	3.6	1.9	0.0

The exact stock price and repurchase dates may not be set forth on the table, in which case:

•	if the stock price is between two stock prices on the table or the repurchase date is between two effective dates on the table, the make whole premium will be determined by straight-line interpolation between the make whole premium amounts set forth for the higher and lower stock prices and the two effective dates, as applicable, based on a 365 day year;

•	if the stock price equals or exceeds $20.00 per share (subject to adjustment), no make whole premium will be paid; and

•	if the stock price is less than $5.27 per share (subject to adjustment), no make whole premium will be paid.

Notwithstanding the foregoing, in no event will the total number of shares of our common stock issuable upon conversion of the notes exceed 182.01213 per $1,000 principal amount of notes, other than on account of proportional adjustments to the conversion rate as discussed above.

Our obligation to pay the make whole premium could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Termination of Conversion Rights

We may, at our option, terminate the right of the holders to convert their notes into common stock if the closing price of our common stock has exceeded 150% of the conversion price for at least 20 trading days within a period of any 30 consecutive trading days (a “conversion termination trigger event”). If we so elect to terminate the conversion right, we will deliver an irrevocable notice to the holders of notes within 5 trading days of the conversion termination trigger event (the “conversion termination notice date”). Holders may convert their notes at any time on or prior to the 20th day following the conversion termination notice date (the “conversion termination date”), after which time the holders’ right to convert will terminate. We may terminate the conversion rights during the two year period after the issue date of the notes only if we have filed a shelf registration statement for the resale of the notes, the common stock issued upon conversion of the notes and the shelf registration statement has been declared effective by the SEC and is available for use, and we expect such shelf registration statement to remain effective and available for use for thirty days following the conversion termination date, unless we are no longer obligated to keep the shelf registration effective and available for use.

If the conversion termination date occurs, we will make an additional payment in cash with respect to the notes converted by the holders after the conversion termination notice date and on or before the conversion termination date in an amount equal to the aggregate amount of interest that would have been payable on the notes from the last day through which interest was paid, through and including the maturity date of the notes, or December 20, 2006, if no interest has been paid, through and including the maturity date of the notes. We will not be required to make any interest payment to any holder that converts the notes after the conversion termination notice date and prior to the conversion termination date on a date that is between a record date for the payment of interest to the next succeeding interest payment date, as such holder will instead receive such funds that would otherwise be payable on such interest payment date as part of the additional payment referred to above.

Payment Upon Conversion

Upon conversion, we will deliver to holders in respect of each $1,000 principal amount of notes being converted (a) cash in an amount equal to the lesser of (1) $1,000 and (2) the conversion value (as defined below); and, in addition to amounts distributed pursuant to (a), (b) if the conversion value is greater than $1,000, a number of shares of our common stock equal to the sum of the daily share amounts (as defined below) for each of the 20 trading days during the conversion reference period (as defined below). In no event shall the aggregate number of shares per $1,000 principal amount of notes exceed 182.01213.

“Daily share amount,” means, for each of the 20 trading days during the conversion reference period, a number of shares (but in no event less than zero) equal to (i) the amount of (a) the volume weighted average price for such trading day multiplied by the applicable conversion rate, less (b) $1,000; divided by (ii) the volume weighted average price for such trading day multiplied by 20.

“Conversion value” means for each $1,000 principal amount of notes, the product of (1) the applicable conversion rate and (2) the average of the daily volume weighted average prices of our common stock for the 20 consecutive trading days during the conversion reference period.

“Conversion reference period” with respect to notes converted during the 60 days prior to but excluding, any designated event payment date or the maturity date of the notes, the 20 consecutive trading days beginning on the third trading day following the relevant designated event payment date or maturity date and in all other instances, the twenty consecutive trading days beginning on the third trading day following the date of the conversion.

“Volume weighted average price” per share of common stock on any trading day means such price as displayed on Bloomberg (or any successor service) page “CMOS EQUITY VAP” in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such trading day; or, if such price is not available, the volume weighted average price means the market value per share of common stock on such day as determined by a nationally recognized independent investment banking firm retained by us for this purpose.

On any day prior to the first trading day of the applicable conversion reference period, we may specify a percentage of the daily share amount that will be settled in cash (the “cash percentage”). If we elect to specify a cash percentage, the amount of cash that we will deliver in respect of each trading day in the applicable conversion reference period will equal the product of: (1) the cash percentage, (2) the daily share amount for such trading day and (3) the closing price of the common stock for such trading day (provided that after the consummation of a designated event in which the consideration is comprised entirely of cash, the amount used in this clause (3) will be the cash price per share received by holders of our common stock in such designated event). The number of shares deliverable in respect of each trading day in the applicable conversion reference period will be a percentage of the daily share amount equal to 100% minus the cash percentage. If we do not specify a cash percentage by the start of the applicable conversion reference period, we must settle 100% of the daily share amount for each trading day in the applicable conversion reference period with shares of our common stock; provided, however, that we will pay cash in lieu of fractional shares otherwise issuable upon conversion of such note.

We will deliver the settlement amount to converting holders on the third business day immediately following the last day of the conversion reference period.

Subordination

The payment of principal of, interest and liquidated damages, if any, on, the notes will be subordinated in right of payment, as set forth in the indenture, to the prior payment in full in cash or other payment satisfactory to our senior debt holders of all of our senior debt, whether outstanding on the date of the indenture or thereafter incurred. The indenture defines senior debt as our debt facilities and commercial paper facilities providing for revolving credit loans, term loans, receivables financing or letters of credit not exceeding an aggregate committed availability of $30,000,000 so long as such facility is secured by our assets. Upon any distribution to creditors in our liquidation or dissolution or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to us or our property, an assignment for the benefit of creditors or any marshaling of our assets and liabilities, the holders of our senior debt will be entitled to receive payment in full in cash or other payment satisfactory to them of all obligations in respect of such senior debt (a) before the holders of notes will be entitled to receive any payment with respect to the notes, and (b) any distribution to which holders of notes would be entitled but for the subordination provisions of the indenture shall be made to holders of our senior debt.

In the event of any acceleration of the notes because of an event of default, the holders of our senior debt then outstanding will be entitled to payment in full in cash or other payment satisfactory to them of all obligations in respect of such senior debt before the holders of the notes are entitled to receive any payment or distribution in respect of the notes. If payment of the notes is accelerated because of an event of default, we or the trustee will promptly notify the holders of our senior debt and any trustee for such senior debt of the acceleration.

No payment on account of principal of, interest and liquidated damages, if any, on, or any other amounts due on the notes, including, without limitation, any designated event payment, and no redemptions, repurchase or other acquisition of the notes may be made unless:

•	full payment of amounts then due on all of our designated senior debt has been made or duly provided for pursuant to the terms of the instrument governing such designated senior debt; and

•	at the time of, and immediately after giving effect to, any such payment, redemption, repurchase or other acquisition, there does not exist under any designated senior debt or any agreement pursuant to which any designated senior debt has been issued any default which shall not have been cured or waived and which shall have resulted in the full amount of such designated senior debt being declared due and payable.

In addition, the indenture provides that if any of the holders of our designated senior debt provide notice (which we refer to as a “payment blockage notice”) to us and the trustee that a non-payment default has occurred giving the holder of such designated senior debt the right to accelerate the maturity thereof, no payment on the notes and no repurchase or other acquisition of the notes will be made for the period ending on the earliest of:

•	the date on which such event of default shall have been cured or waived;

•	179 days from the date the payment blockage notice is received; and

•	the date the payment blockage notice is withdrawn by the holders of such designated senior debt.

Notwithstanding the foregoing (but subject to the provisions described above limiting payment on the notes in certain circumstances), unless the holders of such designated senior debt or the representative of such holders shall have accelerated the maturity of such designated senior debt, we may resume payments on the notes after the end of such blockage period. Not more than one payment blockage notice may be given in any consecutive 365-day period, irrespective of the number of defaults with respect to one or more issues of designated senior debt during such period.

By reason of the subordination provisions described above, in the event of our liquidation or insolvency, holders of our senior debt may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. Such subordination will not prevent the occurrences of any event of default under the indenture.

Our right to receive assets of any of our subsidiaries upon its liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors (including trade creditors), except to the extent that we are ourselves recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

As of October 31, 2006, we had no outstanding indebtedness that would have constituted senior debt. The indenture will not limit the amount of additional indebtedness, including senior debt, that we can create, incur, assume or guarantee, nor will the indenture limit the amount of indebtedness and other liabilities that any subsidiary can create, incur, assume or guarantee.

In the event that, notwithstanding the foregoing, the trustee or any holder of notes receives any payment or distribution of our assets of any kind in contravention of any of the subordination terms of the indenture, whether in cash, property or securities, including by way of set-off or otherwise, in respect of the notes before all of our senior debt is paid in full in cash or other payment satisfactory to the holders of such senior debt, then such payment or distribution will be held by the recipient in trust for the benefit of holders of our senior debt, and will be immediately paid over or delivered to the holders of our senior debt or their representatives to the extent necessary to make payment in full in cash or other payment satisfactory to such holders of all senior debt remaining unpaid, after giving effect to any concurrent payment or distribution, or provision herefore, to or for the holders of our senior debt.

“Designated senior debt” means any particular senior debt which has at the time of the payment event of default or the giving of the payment blockage notice, as the case may be, an aggregate outstanding principal amount in excess of $5 million, if the instrument creating or evidencing the same or the assumption thereof (or related agreements or documents to which we are a party) expressly provides that such indebtedness shall be “designated senior debt” for purposes of the indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such senior debt to exercise the rights of designated senior debt). The notes shall be “Designated senior debt” for purposes of the indenture governing the Company’s 1.5% convertible subordinated notes due 2008.

Sinking Fund

The notes are not entitled to any sinking fund.

Repurchase at Option of Holders Upon a Designated Event

Upon the occurrence of a designated event, each holder of notes will have the right to require us to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of such holder’s notes pursuant to the offer described below (which we refer to as the “designated event offer”) at an offer price in cash equal to 100% of their aggregate principal amount plus accrued and unpaid interest and liquidated damages, if any, on such notes to but excluding the repurchase date (which we refer to as the “designated event payment”). Within 20 days following any designated event, we will mail a notice to each holder describing the transactions that constitute the designated event and offering to repurchase notes pursuant to the procedures required by the indenture and described in such notice.

We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a designated event. Rule 13e-4 under the Exchange Act requires, among other things, the dissemination of certain information to securityholders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to holders of the notes.

On the date specified for termination of the designated event offer, we will, to the extent lawful:

•	accept for payment all notes or portions of the notes properly tendered pursuant to the designated event offer;

•	deposit with the paying agent an amount equal to the designated event payment in respect of all notes or portions of the notes so tendered and accepted; and

•	deliver or cause to be delivered to the trustee the notes so accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of the notes being purchased by us.

On the date specified for payment of the designated event payment (which we refer to as the “designated event payment date”), which may not be later than 35 days following the designated event, the paying agent will promptly mail to each holder of notes so accepted the designated event payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple thereof.

The foregoing provisions would not necessarily afford holders of the notes protection in the event of leveraged or other transactions involving us that may adversely affect holders.

The right to require us to repurchase notes as a result of a designated event could have the effect of delaying, deferring or preventing a change of control or other attempts to acquire control of us unless arrangements have been made to enable us to repurchase all the notes at the designated event payment date. Consequently, this right may render more difficult or discourage a merger, consolidation or tender offer (even if such transaction is supported by our board of directors or is favorable to the shareholders), the assumption of control by a holder of a large block of our shares and the removal of incumbent management. Such right may also limit a shareholder’s ability to realize a premium over the market price of the common stock in connection with any such transaction.

Except as described above with respect to a designated event, the indenture does not contain provisions that permit the holders of the notes to require us to repurchase the notes in the event of a takeover, recapitalization or similar restructuring. Subject to the limitation on mergers and consolidations described below, we, our management or our subsidiaries could in the future enter into transactions, including refinancings, recapitalizations, acquisitions, the sale of all or substantially all of our assets, liquidation or similar transactions, that would not constitute a designated event under the indenture, but that would increase the amount of our senior debt or other indebtedness outstanding at the time or substantially reduce or eliminate our assets.

The terms of our future credit or other agreements relating to indebtedness, including senior debt, may prohibit us from purchasing any notes and may also provide that a designated event, as well as other change of control events related to us, would constitute an event of default under such agreements. In addition, even if such event of default did not occur under the senior debt, the repurchase right itself could create an event of default under the senior debt. The occurrence of such event of default could cause any repurchase of the notes, absent a waiver, to be blocked by the subordination provisions of the notes. If a designated event occurs at a time when we are prohibited from purchasing notes, we could seek the consent of our then-existing lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we would remain prohibited from purchasing notes. In such case, our failure to purchase tendered notes would constitute an event of default under the indenture, which may, in turn, constitute a further default under the terms of other indebtedness that we have entered into or may enter into from time to time. In any such circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of notes.

A “designated event” will be deemed to have occurred upon a change of control or a termination of trading.

A “change of control” will be deemed to have occurred when:

•	any “person” or “group” (as such terms are used in Section 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as defined in Rule 13d-3 and 13d-5 under the Exchange Act) of shares representing more than 50% of the combined voting power of our then outstanding voting stock;

•	we consolidate with or merge into any other corporation, any other corporation merges into us, or we effect a share exchange, and, in the case of any such transaction, our outstanding common stock is reclassified into or exchanged for any other property or security, unless our stockholders immediately before such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the then outstanding voting stock of the corporation resulting from such transaction in substantially the same respective proportions as their ownership of our voting stock immediately before such transaction;

•	we, or we and our subsidiaries taken as a whole, sell, assign, convey, transfer or lease all or substantially all of our assets, or our assets and those of our subsidiaries taken as a whole, as applicable (other than to one or more of our wholly-owned subsidiaries);

•	any time our continuing directors do not constitute a majority of our board of directors (or, if applicable, the board of directors of the successor corporation to us); or

•	any time we undertake a liquidation, dissolution, or winding up.

However, a change of control under the first three bullet points above will not be deemed to have occurred if:

•	at least 95% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the change of control consists of shares of common stock that are, or upon issuance will be, traded on the New York Stock Exchange or listed on the Nasdaq Global Select Market.

The definition of change of control includes a phrase relating to the sale, assignment, lease, transfer or conveyance of “all or substantially all” of our assets or our assets and those of our subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase notes as a result of a lease, transfer or conveyance of less than all of our assets and/or those of our subsidiaries to another person or group may be uncertain.

“Continuing directors” means, as of any date of determination, any member of our board of directors who (i) was a member of our board of directors on the date of the indenture or (ii) was nominated for election or elected to our board of directors with the approval of a majority of the continuing directors who were members of our board of directors at the time of such nomination or election.

A “termination of trading” will be deemed to have occurred if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on a U.S. national securities exchange nor approved for trading on the Nasdaq Global Select Market.

Merger and Consolidation

The indenture provides that we may not, in a single transaction or a series of related transactions, consolidate or merge with or into, or effect a share exchange with (whether or not we are the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our properties or assets to another corporation, person or entity as an entirety, or substantially as an entirety, unless:

•	either (i) we shall be the surviving or continuing corporation or (ii) the entity or person formed by or surviving any such consolidation, merger or share exchange (if other than us) or the entity or person which acquires by sale, assignment, transfer, lease, conveyance or other disposition our properties and assets substantially as an entirety (x) is a corporation organized and validly existing under the laws of the United States, any State thereof or the District of Columbia and (y) assumes the due and punctual payment of the principal of, interest and liquidated damages, if any, on all the notes and the performance of each of our covenants under the notes and the indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the trustee;

•	immediately after such transaction no default or event of default exists; and

•	we or such successor person shall have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such transaction and the supplemental indenture comply with the indenture and that all conditions precedent in the indenture relating to such transaction have been satisfied.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more of our subsidiaries, the capital stock of which individually or in the aggregate constitutes all or substantially all of our properties and assets, will be deemed to be the transfer of all or substantially all of our properties and assets.

Upon any such consolidation, merger, share exchange, sale, assignment, conveyance, lease, transfer or other disposition in accordance with the foregoing, the successor person formed by such consolidation or share exchange or into which we are merged or to which such sale, assignment, conveyance, lease, transfer or other disposition is made will succeed to, and be substituted for, and may exercise our right and power under, the indenture with the same effect as if the successor had been named as us in the indenture, and thereafter (except in the case of a lease) the predecessor corporation will be relieved of all further obligations and covenants under the indenture and the notes.

Events of Default and Remedies

An event of default is defined in the indenture as being:

(1)	default in payment of the principal of the notes when due, whether or not such payment is prohibited by the subordination provisions of the indenture;

(2)	default for 30 days in payment of any installment of interest on or liquidated damages, if any, with respect to the notes, whether or not such payment is prohibited by the subordination provisions of the indenture;

(3)	default in the payment of the designated event payment in respect of the notes on the date for such payment, whether or not such payment is prohibited by the subordination provisions of the indenture;

(4)	our failure to deliver all cash and any shares of common stock when such cash and common stock, if any, are required to be delivered upon conversion of a note whether or not such payment is prohibited by the subordination provisions of the indenture;

(5)	failure to provide timely notice of a designated event;

(6)	default by us for 30 days after notice in the observance or performance of any other covenants in the indenture;

(7)	default under any credit agreement, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us or any of our subsidiaries (or the payment of which is guaranteed or secured by us or any of our subsidiaries), which default

•	is caused by a failure to pay when due any principal of such indebtedness within the grace period provided for in such indebtedness, which failure continues beyond any applicable grace period, or

•	results in the acceleration of such indebtedness prior to its express maturity, without such acceleration being rescinded or annulled,

and, in each case, the principal amount of such indebtedness, together with the principal amount of any other such indebtedness under which there is a payment default or the maturity of which has been so accelerated, aggregates $10,000,000 or more and such payment default is not cured or such acceleration is not annulled within 30 days after notice;

(8)	failure by us or any of our material subsidiaries to pay final, nonappealable judgments (other than any judgment as to which a reputable insurance company has accepted full liability) aggregating in excess of $10,000,000, which judgments are not stayed, bonded or discharged within 60 days after their entry; or

(9)	certain events involving our bankruptcy, insolvency or reorganization or that of any of our material subsidiaries.

If an event of default (other than an event of default specified in clause (9) with respect to us) occurs and is continuing, then and in every such case the trustee, by written notice to us, or the holders of not less than 25% in aggregate principal amount of the then outstanding notes, by written notice to us and the trustee, may declare the unpaid principal of and accrued and unpaid interest and liquidated damages, if any, on all the notes then outstanding to be due and payable. Upon such declaration, such principal amount and accrued and unpaid interest and liquidated damages, if any, will become immediately due and payable, notwithstanding anything contained in the indenture or the notes to the contrary, but subject to the provisions limiting payment described in “-Subordination.” If any event of default specified in clause (9) occurs with respect to us, all unpaid principal of and accrued and unpaid interest and liquidated damages, if any, on the notes then outstanding will automatically become due and payable, subject to the provisions described in “-Subordination,” without any declaration or other act on the part of the trustee or any holder of notes.

Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. A holder of a note will have the right to begin any proceeding with respect to the indenture or for any remedy only if:

•	such holder has previously given the trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the notes have made a written request of, and offered indemnification satisfactory to, the trustee to begin such proceeding;

•	the trustee has not started such proceeding within 30 days after receiving the request and the indemnity, if requested; and

•	the trustee has not received a direction inconsistent with such request from the holders of a majority in aggregate principal amount of the notes during those 30 days.

Subject to the provisions of the indenture relating to the duties of the trustee, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders, unless such holders have offered to the trustee a security or an indemnity satisfactory to it against any cost, expense or liability. Subject to all provisions of the indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. If a default or event of default occurs and is continuing and is known to the trustee, the indenture requires the trustee to mail a notice of default or event of default to each holder within 60 days of the occurrence of such default or event of default. However, the trustee may withhold from the holders notice of any continuing default or event of default

(except a default or event of default in the payment of principal of, interest or liquidated damages, if any, on the notes) if it determines in good faith that withholding notice is in their interest. The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may rescind any acceleration of the notes and its consequences if all existing events of default (other than the nonpayment of principal of, interest and liquidated damages, if any, on the notes that has become due solely by virtue of such acceleration) have been cured or waived and if the rescission would not conflict with any judgment or decree of any court of competent jurisdiction. No such rescission will affect any subsequent default or event of default or impair any right consequent thereto.

Except as provided in the next sentence, the holders of a majority in aggregate principal amount of the notes then outstanding may, on behalf of the holders of all the notes, waive any past default or event of default under the indenture and its consequences, except default in the payment of principal of, interest and liquidated damages, if any, on the notes (other than the nonpayment of principal of, interest and liquidated damages, if any, that has become due solely by virtue of an acceleration that has been duly rescinded as provided above) or in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of all holders of notes. A waiver of any of the provisions of Article 11 of the indenture (which relates to subordination) will require the consent of the holders of at least 75% in aggregate principal amount of the notes then outstanding if such waiver would adversely affect the holders of the notes.

We are required to deliver to the trustee annually a statement regarding compliance with the indenture and we are required, upon becoming aware of any default or event of default, to deliver to the trustee a statement specifying such default or event of default.

Amendment, Supplement and Waiver

Except as provided in the next three succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including consents obtained in connection with a tender offer or exchange offer for notes).

Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

•	reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

•	reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the mandatory repurchase of the notes;

•	reduce the rate of, or change the time for payment of, interest or liquidated damages on any notes;

•	change the make-whole premium payable pursuant to the indenture;

•	waive a default or event of default in the payment of principal of or interest or liquidated damages, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

•	make any note payable in money other than that stated in the indenture and the notes;

•	make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of, or interest or liquidated damages, if any, on, the notes;

•	waive a mandatory repurchase payment with respect to any note;

•	except as permitted by the indenture, increase the conversion price or, other than as set forth in the second succeeding paragraph, modify the provisions of the indenture relating to conversion of the notes in a manner adverse to the holders; or

•	make any change to the abilities of holders of notes to enforce their rights under the indenture.

In addition, any amendment to the provisions of Article 11 of the indenture (which relates to subordination) will require (1) the consent of the holders of at least 75% in aggregate principal amount of the notes then outstanding if such amendment would adversely affect the rights of holders of notes and (2) the consent of each holder of senior debt if such amendment would diminish the rights of such holder of senior debt.

Notwithstanding the foregoing, without the consent of any holder of notes, we and the trustee may amend or supplement the indenture or the notes to:

•	cure any ambiguity, defect or inconsistency or make any other changes in the provisions of the indenture which we and the trustee may deem necessary or desirable, provided such amendment does not materially and adversely affect the legal rights under the indenture and the notes;

•	provide for uncertificated notes in addition to or in place of certificated notes;

•	provide for the assumption of our obligations to holders of notes in the circumstances required under the indenture as described under “—Merger and Consolidation;”

•	provide for conversion rights or repurchase rights of holders of notes in certain events such as our consolidation or merger or the sale of all or substantially all of our assets;

•	reduce the conversion price;

•	evidence and provide for the acceptance of the appointment under the indenture of a successor trustee;

•	make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

•	reopen the indenture and issue additional notes in accordance with the provisions of the indenture; or

•	comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended.

Satisfaction and Discharge

We may discharge our obligations under the indenture (excluding certain obligations, such as the obligation to make principal and interest payments in respect of the notes and to issue common stock upon conversion of the notes) while notes remain outstanding if (a) we deliver to the trustee for cancellation all notes theretofore authenticated and not theretofore canceled, or (b) all outstanding notes become due and payable at their scheduled maturity within one year, or are delivered to the trustee for conversion in accordance with the indenture and, we have

•	deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity, and

•	paid all other sums then payable by us under the indenture.

Governing Law

The indenture provides that the notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law.

Registration Rights

On December 20, 2006 we entered into a registration rights agreement with the initial purchasers of the notes. The following summary is not complete. It summarizes some, but not all, of the provisions of the registration rights agreement. We have filed a copy of the registration rights agreement as an exhibit to the registration statement of which this prospectus is a part, and you should read the actual terms of the agreement for the definitive terms and conditions.

Pursuant to the registration rights agreement, we have filed with the SEC a shelf registration statement, of which this prospectus is a part. We will generally be required to maintain the effectiveness of the shelf registration statement until the earliest of:

•	December 20, 2008;

•	the date on which all the notes and the common stock issuable upon conversion of the notes may be sold by non-affiliates of us pursuant to paragraph (k) of Rule 144 (or any successor provision) promulgated by the SEC under the Securities Act; and

•	the date as of which all the notes or the common stock issuable upon conversion of the notes have been sold either under Rule 144 under the Securities Act (or any similar provision then in force) or pursuant to the shelf registration statement.

If the shelf registration statement ceases to be effective (without being succeeded immediately by a replacement shelf registration statement filed and declared effective) or usable for the offer and sale and transfer of restricted securities for a period of time (including any suspension period) which exceeds 90 days in the aggregate in any 12-month period, 45 days in the aggregate in any fiscal quarter or 60 consecutive days in any 12-month period during the period we are required to keep the shelf registration statement continuously effective (each of which we refer to as a “registration default”), we will pay liquidated damages to each holder of transfer restricted securities which has complied with its obligations under the registration rights agreement.

The amount of liquidated damages payable during any period in which a registration default has occurred and is continuing is that amount which is equal to:

•	0.25 percent (or 25.0 basis points) per annum per $1,000 principal amount of notes (subject to adjustment in the event of a stock split, stock recombination, stock dividend and the like) constituting transfer restricted securities, for the first 90 days during which a registration default has occurred and is continuing; and

•	0.50 percent (or 50.0 basis points) per annum per $1,000 principal amount of notes (subject to adjustment as set forth above) constituting transfer restricted securities, for any additional days during which such registration default has occurred and is continuing.

We have agreed to pay all accrued liquidated damages on each date specified in the registration rights agreement. Following the cure of a registration default, liquidated damages will cease to accrue with respect to such registration default.

“Transfer restricted securities” means each note and any share of our common stock issued or issuable on conversion of the notes until the date on which such note or share, as the case may be:

•	has been transferred pursuant to the shelf registration statement, of which this prospectus is a part, or another registration statement covering such note or share which has been filed with the SEC pursuant to the Securities Act, in either case after such registration statement has become, and while such registration statement is, effective under the Securities Act;

•	has been transferred pursuant to Rule 144 under the Securities Act (or any similar provision then in force); or

•	may be sold or transferred pursuant to paragraph (k) of Rule 144 under the Securities Act (or any successor provision promulgated by the SEC).

A holder of notes or our common stock issuable upon conversion of the notes that sells such securities pursuant to a shelf registration statement:

•	will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers;

•	will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales; and

•	will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification and contribution rights or obligations).

We will be permitted to suspend the use of this prospectus for a period (which we refer to as a “suspension period”) not to exceed 90 days in the aggregate in any l2-month period, 45 days in the aggregate in any fiscal quarter or 60 consecutive days in any 12-month period, during the period which we are required to keep the shelf registration statement continuously effective under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. We are paying and will pay all expenses of the shelf registration statement; however, each holder will be required to bear the expense of any broker’s commission, agency fee or underwriter’s discount or commission.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and we may require a holder to pay any taxes and fees required by law or permitted by the indenture. We are not required to transfer or exchange any note surrendered for repurchase or surrendered for conversion.

The registered holder of a note will be treated as the owner of it for all purposes.

Book-Entry; Delivery and Form; Global notes

Notes held by accredited investors as defined in Rule 506 of Regulation D of the Securities Act have initially been evidenced by permanent global notes in definitive, fully-registered form without interest coupons, deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC.

Accredited Investors who initially purchased notes in reliance on Rule 506 of Regulation D of the Securities Act may hold their interests in the global notes directly through DTC if they are DTC participants, or indirectly through organizations that are DTC participants. Investors who initially purchased notes in offshore transactions in reliance on Regulation S under the Securities Act may hold their interests in the global notes directly through Euroclear Bank S.A./N.V., as operator of the Euroclear System, or Euroclear, and Clearstream Banking, societe anonyme, or Clearstream, if they are participants in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will hold interests in the global notes on behalf of their participants through their respective depositaries, which in turn will hold such interests in the global notes in customers’ securities accounts in the depositaries’ names on the books of DTC.

Except in the limited circumstances described below, holders of notes represented by interests in the global notes will not be entitled to receive notes in definitive form.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York and a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC (which we refer to as “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (which may include the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

Upon the initial issuance of the global notes, DTC credited, on its book-entry registration and transfer system, the respective principal amount of the individual beneficial interests represented by the global notes to the accounts of participants. The accounts to be credited were designated by the initial purchasers of such beneficial interests. Ownership of beneficial interests in the global notes was limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global notes is shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants’ interests) and such participants (with respect to the owners of beneficial interests in the global notes other than participants). Interest in the global notes may be more difficult to pledge because of the lack of a physical note.

So long as DTC or its nominee is the registered holder and owner of the global notes, DTC or such nominee, as the case may be, will be considered the sole legal owner of the notes represented by the global notes for all purposes under the indenture and the notes. Except as set forth below, owners of beneficial interests in the global notes will not be entitled to receive notes in definitive form and will not be considered to be the owners or holders of any notes under the global notes or the indenture. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global notes desires to take any actions that DTC, as the holder of the global notes, is entitled to take, DTC would authorize the participants to take such action, and that participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in the global notes will be able to transfer the interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the indenture and, if applicable, those of Euroclear and Clearstream.

Payments of the principal of and interest and liquidated damages, if any, on the notes represented by the global notes registered in the name of and held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global notes.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the global notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for accounts of customers registered in the names of nominees for such customers. Such payments, however, will be the responsibility of such participants and indirect participants, and neither we nor the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in the global notes. The conveyance of notices and other communications by DTC to its participants and by its participants to owners of beneficial interests in the notes will be governed by arrangements among them, subject to any statutory or regulatory requirements in effect.

Unless and until it is exchanged in whole or in part for notes in definitive form, the global notes may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global notes through DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in the global notes from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream, as the case may be) immediately following the DTC settlement date, and such credit of any transactions interests in the global notes settled during such processing day will be reported to the relevant Euroclear or Clearstream participant on such day. Cash received in Euroclear or Clearstream as a result of sales of interests in the global notes by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

Although we expect that DTC, Euroclear and Clearstream will agree to the foregoing procedures in order to facilitate transfers of interests in the global notes among participants of DTC, Euroclear and Clearstream, DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange) only at the direction of one or more participants to whose account the DTC interests in the global notes is credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, DTC will exchange the global notes for notes in definitive form, which it will distribute to its participants.

If DTC is at any time unwilling to continue as a depositary for the global notes and a successor depositary is not appointed by us within 90 days or if at any time DTC ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor depositary within 90 days of becoming aware that DTC has ceased to be a registered clearing agency, we will issue notes in fully registered, definitive form in exchange for the global notes.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, we will file with the SEC and furnish to the trustee and the holders of notes all quarterly and annual financial information (without exhibits) required to be contained in a filing on Forms 10-Q and 10-K, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual consolidated financial statements only, a report thereon by our independent auditors. We shall not be required to file any report or other information with the SEC if it does not permit such filing.

The Trustee

The indenture provides that, except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the indenture. In case an event of default shall occur (and shall not be cured) and holders of the notes have notified the trustee, the trustee will be required to exercise its rights and powers with the degree of care and skill of a prudent person in the conduct of such person’s own affairs. Subject to such provisions, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes, unless they shall have offered to the trustee security and indemnity satisfactory to it.

The indenture contains certain limitations on the rights of the trustee, should it become our creditor, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions, provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

No Recourse Against Others

None of our directors, officers, employees, shareholders or affiliates, as such, shall have any liability or any obligations under the notes or the indenture or for any claim based on, in respect of or by reason of such obligations or the creation of such obligations. Each holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for the notes.

DESCRIPTION OF CAPITAL STOCK

The following description of the material terms of our capital stock is qualified by reference to our amended and restated certificate of incorporation, and our amended and restated bylaws.

Our authorized capital stock consists of 150,000,000 shares of common stock, $0.001 par value per share, of which 100,612,071 shares were outstanding as of December 31, 2006, and 1,000,000 shares of preferred stock, $0.001 par value per share, none of which is outstanding.

Common Stock

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors, and are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available herefore. Our amended and restated certificate of incorporation does not provide for cumulative voting with respect to the election of directors. As a result, the holders of a majority of the shares voting in the election of directors can elect all of the directors then standing for election. In the event of our liquidation or dissolution, the holders of common stock are entitled to receive all assets available for distribution to the stockholders, subject to any preferential rights of any preferred stock then outstanding. The holders of common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All outstanding shares of common stock are, and the shares to be issued upon conversion of the notes in accordance with the terms thereof will be, fully paid and nonassessable.

Preferred Stock

We are authorized to issue 1,000,000 shares of “blank check” preferred stock that may be issued from time to time in one or more series upon authorization by our board of directors. Our board of directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power of the holders of common stock and, under certain circumstances, make it more difficult for a third party to gain control of us, discourage bids for our common stock at a premium or otherwise adversely affect the market price of the common stock. We have no current plans to issue any preferred stock.

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

Our bylaws provide that we shall indemnify our directors and may indemnify our officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his actions in such capacity, regardless of whether the bylaws would permit indemnification.

We have entered into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our bylaws and our amended and restated certificate of incorporation. These agreements, among other things, indemnify our directors and executive officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Credence, arising out of such person’s services as a director or executive officer of Credence or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Delaware Anti-Takeover Law and Certain Charter Provisions

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” transaction with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an “interested stockholder,” unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. By virtue of our decision not to elect out of the statute’s provisions, the statute applies to us. The statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Stockholders who are officers and directors or their affiliates may be able to significantly influence the election of our directors and the determination of the outcome of corporate actions requiring stockholder approval, such as mergers and acquisitions. This may have a significant effect in delaying, deferring or preventing a change in control of Credence and may adversely affect the voting and other rights of other holders of common stock. Certain provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and equity compensation plans and Delaware law may also discourage certain transactions involving a change in control of Credence. This may, when combined with our classified board of directors and the ability of our board of directors to issue blank check preferred stock without further stockholder approval, have the effect of delaying, deferring or preventing a change in control of Credence and may adversely affect the voting and other rights of other holders of common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Limited. Its telephone number is (781) 575-2000.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of the notes and the common stock into which the notes may be converted. The following discussion is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (the “IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. We do not intend to obtain a ruling from the IRS with respect to the tax consequences of acquiring or holding the notes or common stock.

This summary is for general information only, and does not address all aspects of U.S. federal income taxation that may be important to a particular holder in light of its investment or tax circumstances or to holders subject to special tax rules, such as: partnerships, subchapter S corporations or other pass-through entities, banks, financial institutions, tax-exempt entities, insurance companies, regulated investment companies, real estate investment trusts, trusts and estates, dealers in stocks, securities or currencies, traders in securities that have elected to use the mark-to-market method of accounting for their securities, persons holding the notes as part of an integrated transaction, including a “straddle,” “hedge,” “constructive sale,” or “conversion transaction,” U.S. Holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar, and persons subject to the alternative minimum tax provisions of the Code. This summary is directed solely to holders that will hold the notes and common stock into which the notes may be converted as “capital assets” within the meaning of Section 1221 of the Code, which generally means as property held for investment. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

This summary is not a comprehensive description of all of the U.S. federal tax consequences that may be relevant with respect to the acquisition, ownership and disposition of the notes and common stock into which the notes may be converted. We urge you to consult your own tax advisor regarding your particular circumstances and the U.S. federal income and estate tax consequences to you of acquiring, owning and disposing of these securities, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

As used herein, the term “U.S. Holder” means a beneficial owner of the notes or common stock into which the notes may be converted that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any state of the United States or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; or

•	a trust in existence on August 20, 1996 that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

Persons other than U.S. Holders, or Non-U.S. Holders, are subject to special U.S. federal income tax considerations, some of which are discussed below.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds the notes or the common stock into which the notes may be converted, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership and accordingly, this summary does not apply to partnerships. A partner of a partnership holding the notes or common stock should consult its own tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition by the partnership of the notes or common stock.

U.S. Holders of the notes

Stated Interest. Payments of stated interest on a note, including “qualified stated interest” (as defined below), generally will be included in the gross income of a U.S. Holder as interest income at the time such interest is received or accrued in accordance with the U.S. Holder’s regular method of tax accounting, and will be taxable as ordinary income.

Original Issue Discount. The notes were issued with original issue discount (“OID”) for U.S. federal income tax purposes. The amount of OID on a note equals the excess of the “stated redemption price at maturity” of the note over its “issue price.” Generally, the “issue price” of a note is the first price at which a substantial amount of the notes is sold to purchasers other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The “stated redemption price at maturity” of a note is the total of all payments to be made under the note other than “qualified stated interest” (generally, stated interest that is unconditionally payable in cash or property at least annually at a single fixed rate or at certain floating rates that properly take into account the length of the interval between stated interest payments) and, in this case, is expected to equal the principal amount of the note.

Each U.S. Holder must include in income for a given taxable year the daily portion of the OID that accrues on the note for each day during the taxable year on which such U.S. Holder holds the note. Thus, a U.S. Holder of a note will be required to include amounts in income in advance of the receipt of cash to which the OID is attributable. A daily portion of OID is determined by allocating to each day in any “accrual period” a pro rata portion of the OID that accrued during such period. Applicable Treasury regulations permit a U.S. Holder to use accrual periods of any length from one day to one year to compute accruals of OID, provided that the yield to maturity is adjusted to reflect the accrual period selected, and further provided that each scheduled payment of principal or interest occurs either on the first or the last day of an accrual period.

The amount of OID that accrues with respect to any accrual period is the product of the note’s “adjusted issue price” at the beginning of the accrual period and the note’s “yield to maturity” less the amount of any qualified stated interest allocable to the accrual period. The adjusted issue price of each note at the start of any accrual period equals the sum of the issue price of such note and the aggregate amount of previously accrued OID, less any prior payments on the note other than payments of qualified stated interest. The yield to maturity of the notes generally is the discount rate that, when applied to all payments to be made on the notes, produces a present value equal to the issue price of the notes. The yield and maturity of a debt instrument will be determined by taking into account any unconditional option that the holder or issuer of the debt instrument has to require payments to be made on the debt instrument under an alternative payment schedule. For these purposes, if a holder has an option to put the debt instrument to the issuer, that option will be deemed exercised if it would maximize the yield on the debt instrument. Although holders may require us to repurchase the notes following the occurrence of certain change in control transactions, we intend to take the position for U.S. federal income tax purposes that this possibility does not give the note holders an “option” to put the notes to us at any time. This position is based in part on our determination that requiring us to repurchase our notes is conditional on an event (rather than the passage of time) and that the possibility of such occurrence is “remote” or “incidental” within the meaning of applicable Treasury regulations. Except as otherwise specifically discussed herein, the remainder of this discussion assumes that our position is correct.

Additional Payments. If the amount or timing of any additional payments on a note is contingent, the note could be subject to special rules that apply to contingent payment debt instruments. These rules generally require a U.S. Holder to accrue interest income at a rate higher than the stated interest rate on the note and to treat as ordinary income, rather than capital gain, any gain recognized on a sale, conversion, or retirement of a note before the resolution of the contingencies. In certain circumstances, holders of our notes could receive payments in excess of stated principal or interest. If the registration statement is not made effective with the SEC within prescribed time periods or if there is any other registration default as described in the registration rights agreement, such non-compliance may result in the payment of additional interest in the manner described in the section “Description of the Notes — Registration Rights.” In addition, we may be required to adjust the conversion rate under certain circumstances, as described in “Description of the Notes — Conversion Rights.” Under the indenture, we may also be required in certain circumstances to make an additional payment in cash with respect to notes converted by holders in an amount equal to the aggregate amount of interest that would have been payable on the notes through the maturity date. We intend to take the position for U.S. federal income tax purposes that the possibility of such payments or such adjustment should not cause the notes to be subject to the special rules applicable to contingent payment debt instruments. Instead, we intend to take the position that any payments of additional interest or additional amounts should be taxable to a U.S. Holder as ordinary interest income when received or accrued, in accordance with such U.S. Holder’s usual method of tax accounting, and that any additional consideration resulting from an adjustment to the conversion rate should be taken into account upon a conversion of the notes. This position is based in part on our determination that as of the date of issuance of the notes, the possibility that such additional payments or adjustment to the conversion rate will be made is a “remote” or “incidental” contingency within the meaning of applicable Treasury regulations. Our position in this regard is binding on a U.S. Holder unless the U.S. Holder discloses a contrary position to the IRS. However, this position is not binding on the IRS and the IRS may take a contrary position from that described above, which could affect the timing and character of both income from the notes and our deduction with respect to the potential additional payments. The remainder of this discussion assumes that the notes are not treated as contingent payment debt instruments.

Market Discount. If a U.S. Holder purchases a note after original issue for an amount that is less than its “revised issue price,” within the meaning of Section 1278(a)(4) of the Code (generally, the sum of the issue price of the note and the OID includable in gross income for all holders of the note for periods before it was acquired by the U.S. Holder, as determined on the purchase date) such U.S. Holder will be treated as having purchased such note at a “market discount,” unless such market discount is less than a de minimis amount ( 1/4 of 1 percent of the stated redemption price of the note at maturity times the number of complete years to maturity after the U.S. Holder acquires the note).

Under the market discount rules, a U.S. Holder will be required to treat any partial principal payment on a note, or any gain realized on the sale, conversion, retirement or other disposition of a note, as ordinary income to the extent of the lesser of (i) the amount of such payment or realized gain or (ii) the market discount which has not previously been included in income and is treated as having accrued on such note at the time of such payment or disposition. If a U.S. Holder disposes of a note with market discount in certain otherwise non-taxable transactions, the U.S. Holder must include accrued market discount as ordinary income as if the U.S. Holder had sold the note at its then fair market value. Market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless the U.S. Holder elects to accrue market discount on a constant yield basis. Once made, such an election may be revoked only with the consent of the IRS and, therefore, should only be made in consultation with a tax advisor.

A U.S. Holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a note with market discount until the maturity of the note or certain earlier dispositions. A U.S. Holder may elect to include market discount in income currently as it accrues (on either a ratable or constant yield basis), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the note and upon the receipt of certain cash payments and regarding the deferral of interest deductions will not apply. Generally, such currently included market discount is treated as ordinary interest for federal income tax purposes. Such an election will apply to all debt instruments with market discount acquired by the U.S. Holder on or after the first day of the taxable year to which such election applies and may be revoked only with the consent of the IRS. The election, therefore, should only be made in consultation with a tax advisor.

Amortizable Bond Premium.    If a U.S. Holder purchases a note for an amount that is greater than the sum of all amounts payable on the note after the purchase date, other than payments of qualified stated interest, such U.S. Holder will be considered to have purchased the note with “amortizable bond premium,” generally equal in amount to such excess. However, in the case of a convertible bond, such as the notes, the premium is reduced by an amount equal to the value of the conversion option. The holder may determine the conversion option’s value using a reasonable method.

A U.S. Holder may elect to amortize bond premium on a note. Once made, the election applies to all taxable debt instruments then owned and thereafter acquired by the U.S. Holder on or after the first day of the taxable year to which such election applies, and may be revoked only with the consent of the IRS. The election, therefore, should only be made in consultation with a tax advisor. In general, a U.S. Holder amortizes bond premium by offsetting the qualified stated interest allocable to an accrual period with the bond premium allocable to the accrual period, which is determined under a constant yield method pursuant to the applicable Treasury regulations. If the bond premium allocable to an accrual period exceeds the qualified stated interest allocable to such period, the excess is treated by the U.S. Holder as a bond premium deduction. The bond premium deduction for each accrual period is limited to the amount by which the U.S. Holder’s total interest inclusions on the debt instrument in prior accrual periods exceed the total amount treated by such U.S. Holder as a bond premium deduction on the debt instrument in prior accrual periods. Any amounts not deductible in an accrual period may be carried forward to the next accrual period and treated as bond premium allocable to that period.

Acquisition Premium. A U.S. Holder that purchases a note for an amount less than or equal to all amounts payable on the note after the purchase date, other than payments of qualified stated interest, but in excess of the adjusted issue price of the note, will be considered to have purchased the note with “acquisition premium,” generally equal in amount to such excess. Under the acquisition premium rules, a holder is generally required to reduce the daily portion of OID includible in the holder’s gross income for any day on the note by the amount of acquisition premium allocable to such day.

Election to Include All Interest in Income Using a Constant Yield Method. All U.S. Holders may generally, upon election, include in income all interest (including stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium) that accrues on a note by using the constant yield method applicable to OID, subject to certain limitations and exceptions. Because this election will affect how the U.S. Holder treats debt instruments other than the notes, it should be made only in consultation with a tax advisor.

Conversion of Notes for Cash. A conversion of a note in exchange solely for cash will be treated as a taxable sale or exchange of the note, as described below under “Sale, Exchange or Retirement of the notes.”

Conversion of Notes for Cash and Common Stock. If a U.S. Holder receives a combination of common stock and cash (other than cash received in lieu of a fractional share) upon conversion of a note, the treatment of the U.S. Holder will depend on whether the notes are treated as “securities” for U.S. federal income tax purposes. It is unclear whether the notes qualify as “securities,” and holders are encouraged to consult their own tax advisor regarding that determination. If the notes are treated as “securities,” a U.S. Holder generally will not recognize loss, but will recognize gain, if any, on a note so converted, in an amount equal to the lesser of the amount of (i) gain realized (i.e., the excess, if any, of the fair market value of the common stock received plus the cash received over the adjusted tax basis in the note converted) or (ii) the cash received. Such gain generally will be capital gain, except to the extent of accrued market discount not previously included in income, and will be long-term capital gain if the note has been held for at least one year at the time of the conversion. The U.S. Holder’s aggregate tax basis in the common stock (including any fractional share for which cash is paid) will equal the holder’s adjusted tax basis in the note converted, increased by the amount of gain recognized and decreased by the amount of cash received. The U.S. Holder’s holding period for the stock will include the period during which the holder held such note. If the notes are not treated as securities, the treatment of a conversion in which a U.S. Holder receives a combination of common stock and cash is unclear. The transaction might be viewed as consisting of a nontaxable exchange of a portion of each note for common stock and a taxable exchange of the remaining portion of each note for cash (with the consequences described above under “— Conversion of Notes for Cash”). Alternatively, the transaction might be viewed as a fully taxable exchange of the entire note for a combination of cash and common stock. U.S. Holders should consult their own advisors concerning the tax treatment to them if the notes are converted for a combination of our common stock and cash.

Sale, Exchange or Retirement of the notes. Upon the sale, conversion, redemption, repurchase, retirement or other disposition of a note (other than a conversion for cash and shares of common stock, which is discussed above), a U.S. Holder generally will recognize gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the disposition (except to the extent such amount is attributable to accrued but unpaid stated interest, which is taxable as ordinary income if not previously included in such U.S. Holder’s income) and (ii) such U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to such U.S. Holder (i) increased by any accrued OID or market discount the U.S. Holder has included in income and (ii) decreased by (A) the amount of any payments, other than qualified stated interest payments, received, and (B) amortizable bond premium taken, with respect to such note. Any gain or loss recognized on such a disposition of a note will be capital gain or loss (except, in the case of gain, to the extent of accrued market discount not previously included in income, which will be treated as ordinary income) and will generally be long term capital gain or loss if the note has been held for more than one year at the time of the disposition. The maximum tax rate on long-term capital gains to non-corporate U.S. Holders is generally 15% (for taxable years through December 31, 2010). The deductibility of capital losses may be subject to limitations.

Dividends. If, after a U.S. Holder converts a note into common stock, we make a distribution in respect of that stock, the distribution will be treated as a dividend, taxable to the U.S. Holder as ordinary income, to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current and accumulated profits, the excess will be treated first as a nontaxable return of capital reducing the U.S. Holder’s tax basis in the U.S. Holder’s stock. Any remaining excess will be treated as capital gain. We are required to provide shareholders who receive dividends with an information return on Form 1099-DIV that states the extent to which the dividend is paid from our current or accumulated earnings and profits and is thus taxable. If the U.S. Holder is a U.S. corporation, it generally would be able to claim a deduction equal to a portion of any dividends received. In the case of non-corporate U.S. Holders under U.S. federal income tax law subject to expiration after December 31, 2010, the dividends generally will be subject to U.S. federal income tax at rates applicable to net capital gains, provided that certain holding period and other requirements are met.

Adjustments to Conversion Rate. The conversion rate is subject to adjustment under specified circumstances, including upon certain change in control transactions as described in “Description of the Notes — Conversion Rights.” Under Section 305 of the Code and the applicable Treasury regulations, a U.S. Holder of notes could, in certain circumstances, be deemed to have received a distribution of our common stock if and to the extent that the conversion rate is adjusted, which could result in ordinary income to the extent of our current and accumulated earnings and profits. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the notes will generally not be deemed to result in a constructive distribution of our common stock. Certain of the possible adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to our shareholders) do not qualify as being made pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, we intend to take the position that a U.S. Holder will be deemed to have received constructive distributions from us, even though such U.S. Holder has not received any cash or property as a result of such adjustments. The tax consequences of the receipt of a distribution from us are described above under “—Dividends.”

Sale or Exchange of Common Stock. A U.S. Holder generally will recognize capital gain or loss on a sale or exchange of common stock except to the extent of accrued market discount not previously included in income.

See “—Market Discount” above. The U.S. Holder’s gain or loss will equal the difference between the amount realized by the U.S. Holder and the U.S. Holder’s adjusted tax basis in the stock. The amount realized by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the stock. Capital gain or loss recognized by a U.S. Holder on a sale or exchange of stock will be long-term if the holder held the stock for more than one year. A U.S. Holder’s basis and holding period in common stock received upon a conversion of a note are determined as discussed above under “—Conversion of Notes for Common Stock and Cash.” Long-term capital gain of non-corporate taxpayers is taxed at lower rates than those applicable to ordinary income. The deductibility of capital loss is subject to certain limitations.

Information Reporting and Backup Withholding. Payments of interest and other current income made by us on, and the proceeds of the sale or other disposition (including a redemption) of, the notes may be subject to information reporting and U.S. federal backup withholding tax at the current rate of 28% if the recipient of such payment fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Any amount withheld under the backup withholding rules is allowable as a credit against the holder’s U.S. federal income tax, provided that the required information is furnished to the IRS.

Non-U.S. Holders of the Notes

The rules governing the U.S. federal income taxation of a Non-U.S. Holder are complex and no attempt will be made herein to provide more than a summary of such rules. The following discussion addresses only certain and not all aspects of U.S. federal income taxation. Special rules may apply to certain Non-U.S. Holders such as “controlled foreign corporations” and “passive foreign investment companies.” Non-U.S. Holders should consult their tax advisors to determine the effect of U.S. federal, state, local and foreign tax laws, as well as tax treaties, with regard to an investment in the notes.

In general, subject to the discussion below concerning backup withholding:

(a) Payments of principal or interest (including additional interest) on the notes by us or our paying agent to a beneficial owner of a note that is a Non-U.S. Holder will not be subject to U.S. federal income tax or U.S. withholding tax, provided that, in the case of interest (including additional interest) on the notes, (i) such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code, (ii) such Non-U.S. Holder is not a “controlled foreign corporation” within the meaning of Section 957(a) of the Code with respect to which we are a “related person” within the meaning of Section 864(d)(4) of the Code, (iii) such interest is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States, or a permanent establishment maintained in the United States if certain tax treaties apply, and (iv) the certification requirements under Section 871(h) or Section 881(c) of the Code and Treasury regulations thereunder (discussed below) are satisfied;

(b) A Non-U.S. Holder of a note or common stock will not be subject to U.S. federal income tax on gains realized on the sale, exchange or other disposition of such note or common stock unless (i) such Non-U.S. Holder is an individual who holds the common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met, in which case the gain will be subject to tax at a rate of 30%, (ii) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, if certain U.S. income tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States, (iii) the Non-U.S. Holder is subject to Code provisions applicable to certain U.S. expatriates, or (iv) provided that our common stock is part of a class of stock that is regularly traded on an established securities market, in the case of notes held by a Non-U.S. Holder that, on the date of their acquisition, had a fair market value greater than the fair market value on that date of five percent of our common stock or, in the case of common stock held by a person who holds more than five percent of such stock, we are or have been, at any time within the shorter of the five-year period preceding such sale or other disposition or the period such Non-U.S. Holder held the common stock, a U.S. real property holding corporation, or USRPHC, within the meaning of Section 897(c)(2) of the Code for U.S. federal income tax purposes. There can be no assurance that our common stock will be regularly traded on an established securities market at the time of any disposition of a note or our common stock. We do not believe that we are currently a USRPHC or that we will become one in the future; and

I Interest (including additional interest) on the notes not excluded from U.S. federal income tax or U.S. withholding tax as described in (a) above and dividends on common stock after conversion generally will be subject to U.S. withholding tax at a 30% rate (unless such interest is effectively connected with a U.S. trade or business as described below), except where an applicable U.S. income tax treaty provides for the reduction or elimination of such withholding tax.

In order for a Non-U.S. Holder to qualify for the exemption from taxation referred to in (a) above, or to establish eligibility for a lower treaty rate, the “withholding agent” (generally, the last U.S. payor or a non-U.S. payor who is a qualified intermediary or withholding foreign partnership) must have received a statement (generally made on IRS Form W-8BEN or an acceptable substitute) from the Non-U.S. Holder that establishes the Non-U.S. Holder’s status as a non-U.S. person and provides other required information.

If a Non-U.S. Holder of a note or common stock is engaged in a trade or business in the United States and if interest (including additional interest) on the note, dividends on the common stock, or gain realized on the sale, exchange or other disposition of the note or common stock is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder, although exempt from U.S. withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be subject to U.S. federal income tax on such interest (including additional interest), dividends or gain on a net income basis in the same manner as if it were a U.S. Holder. In lieu of the certificate described in the preceding paragraph, such a Non-U.S. Holder will be required to provide us with a properly executed IRS Form W-8ECI in order to claim an exemption from U.S. withholding tax. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year.

Adjustments to Conversion Rate. The conversion rate is subject to adjustment in certain circumstances. Any such adjustment could, in certain circumstances, give rise to a deemed distribution to Non-U.S. Holders of the notes. See “—U.S. Holders of the Notes—Adjustments to Conversion Rate” above. In such case, the deemed distribution would be subject to the rules applicable to dividends described in paragraph I above. In the case of a deemed distribution, because such deemed distributions will not give rise to any cash from which any applicable U.S. federal withholding tax can be satisfied, we may set off any withholding tax that we are required to collect with respect to any such deemed distribution against cash payments of interest or from cash or shares of our common stock otherwise deliverable to a holder upon a conversion of the notes or a redemption or repurchase of a note.

Backup Withholding and Information Reporting. Information reporting requirements and backup withholding generally will not apply to payments on a note to a Non-U.S. Holder if the certificate required for exemption from withholding tax, as described above, is duly provided by such holder, provided that the withholding agent does not have actual knowledge that the holder is a United States person. Information reporting requirements and backup withholding will not apply to any payment of the proceeds of the sale of a note or common stock effected outside the United States by a foreign office of a “broker” (as defined in applicable Treasury regulations), unless such broker (i) is a United States person, (ii) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a controlled foreign corporation as to the United States or (iv) is a U.S. branch of a foreign bank or a foreign insurance company. Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in (i), (ii) or (iii) of the preceding sentence will not be subject to backup withholding, but will be subject to the information reporting requirements unless such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of any such sale to or through the United States office of a broker is subject to information reporting and backup withholding requirements, unless the beneficial owner of the note or common stock provides the statements required for exemption from withholding tax, as described above, or otherwise establishes an exemption.

Any amount withheld from a payment to a Non-U.S. Holder of a note or common stock under the backup withholding rules is allowable as a credit against such holder’s U.S. federal income tax liability (which might entitle such holder to a refund), provided that such holder furnishes the required information to the IRS.

A holder of a note or common stock should consult with its tax advisor regarding the application of the backup withholding rules to its particular situation, the availability of an exemption therefrom and the procedure for obtaining such an exemption, if available.

LEGAL MATTERS

The validity of the notes and the shares of common stock issuable upon conversion of the notes offered hereby will be passed upon for us by Morrison & Foerster LLP, Palo Alto, California.

EXPERTS

The consolidated financial statements of Credence Systems Corporation appearing in Credence Systems Corporation’s Annual Report (Form 10-K) for the year ended October 31, 2006 (including schedule appearing therein), and Credence Systems Corporation management’s assessment of the effectiveness of internal control over financial reporting as of October 31, 2006 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.